Amended and Restated Offer to Purchase for Cash
All Outstanding Shares of Class A Common Stock
of
COX RADIO, INC.
at
$4.80 Net Per Share
by
COX MEDIA GROUP, INC.,
a Wholly-Owned Subsidiary of
COX ENTERPRISES, INC.

The Offer and Withdrawal Rights Will Expire at 12:00 Midnight, New York
City Time, on May 13, 2009, Unless the Offer Is Extended.

Cox Media Group, Inc., a Delaware corporation (“Media”) and an indirect, wholly-owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), is offering to purchase, at a price of $4.80 net per share in cash without interest, all outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Cox Radio, Inc., a Delaware corporation (“Radio”), not otherwise owned by Media on the terms and subject to the conditions specified in this Amended and Restated Offer to Purchase and the related Letter of Transmittal.

There is no financing condition to this tender offer. This tender offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires Shares that constitute at least a majority of the outstanding Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the tender offer) immediately prior to the expiration of the tender offer. This tender offer is also subject to certain other conditions described in “The Tender Offer — Section 12 — Conditions to the Offer.” Media currently owns approximately 17.3% of the outstanding Shares, and giving effect to the conversion of the outstanding shares of Class B common stock of Radio owned by Media into Shares, Media owns approximately 78.4% of Radio’s aggregate common stock.

A summary of the principal terms of the tender offer appears on page 1 of this Amended and Restated Offer to Purchase.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Amended and Restated Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the tender offer.

The Dealer Manager for the tender offer is:

April 29, 2009

IMPORTANT

If you desire to tender all or any portion of your Shares, you should either (i) complete and sign the related Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed (if required by Instruction 5 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, the Depositary for the tender offer, and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Tender Offer — Section 3 — Procedures for Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

If you desire to tender Shares and the certificates evidencing your Shares are not immediately available, or you cannot comply with the procedures for book-entry transfer described in this Amended and Restated Offer to Purchase on a timely basis, or you cannot deliver all required documents to the Depositary prior to the expiration of the tender offer, you may tender such Shares by following the procedures for guaranteed delivery set forth in “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

Questions and requests for assistance or for additional copies of this Amended and Restated Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to D.F. King & Co., Inc., the Information Agent for the tender offer, or to Citigroup Global Markets Inc., the Dealer Manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover of this Amended and Restated Offer to Purchase. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the tender offer.

i

ii

SUMMARY TERM SHEET

Media is offering to purchase all the outstanding shares of Class A common stock, par value $0.33 per share, of Radio not otherwise owned by Media for $4.80 net per Share in cash without interest. The following are some of the questions that you, as a stockholder of Radio, may have and answers to those questions. We urge you to carefully read the remainder of this Amended and Restated Offer to Purchase and the related Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Amended and Restated Offer to Purchase and the related Letter of Transmittal.

When used in this Amended and Restated Offer to Purchase, the terms “we,” “our” and “us” refer to Media, unless the context requires otherwise. When used in this Amended and Restated Offer to Purchase, the term “Letter of Transmittal” refers to either the original Letter of Transmittal that was previously mailed to you or the Amended and Restated Letter of Transmittal that accompanies this document, unless the context requires otherwise. Similarly, when used in this Amended and Restated Offer to Purchase, the term “Notice of Guaranteed Delivery” refers to either the original Notice of Guaranteed Delivery that was previously mailed to you or the Amended and Restated Notice of Guaranteed Delivery that accompanies this document, unless the context requires otherwise.

Who is offering to buy my securities?

Our name is Cox Media Group, Inc. We are a Delaware corporation and a wholly-owned subsidiary of Enterprises. We are offering to purchase all the outstanding shares of Class A common stock of Radio not otherwise owned by us. Radio has two classes of common stock, Class A and Class B, and no other outstanding voting securities. Except with respect to voting, transfer and convertibility, shares of Class A common stock and Class B common stock are identical. Class A stockholders are entitled to one vote per share, while Class B stockholders are entitled to 10 votes per share. Each share of Class B common stock is convertible into one share of Class A common stock. As of the date hereof, we own 3,591,954 shares, or 17.3%, of Radio’s outstanding Class A common stock and all 58,733,016 shares of Radio’s outstanding Class B common stock, which together represent approximately 78.4% of the outstanding shares of Radio’s common stock and 97.2% of the voting power of the common stock. See “The Tender Offer — Section 7 — Certain Information Concerning Radio” and “The Tender Offer — Section 8 — Certain Information Concerning Enterprises and Media.”

Enterprises, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest diversified media and wholesale automotive auction companies in the United States, with consolidated revenues for the year ended December 31, 2008 of $15.4 billion. Enterprises, which has a 110-year history in the media and communications industry, publishes 17 daily newspapers and owns or operates 15 television stations. Enterprises owns Cox Communications, Inc., a broadband communications company that offers an array of advanced digital video, high-speed Internet and telephony services over its own nationwide network to more than 6.2 million total residential and commercial customers. Enterprises also owns Manheim Auctions, Inc., the world’s leading provider of automotive services to commercial sellers and automobile dealers. Manheim operates 100 auctions in North America along with additional operations in Europe, Australia, New Zealand, Thailand and China. Additionally, Enterprises has a majority stake in AutoTrader.com, the world’s largest online automotive classifieds marketplace and consumer information website, and related publications.

Media is a broadcasting, publishing and digital media company in which Enterprises has grouped and operates its media properties — newspapers and other publications, television stations and its interest in Radio.

What are the classes and amounts of securities sought in the tender offer?

We are seeking to purchase all of Radio’s outstanding Class A common stock not otherwise owned by Media. See “Introduction.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $4.80 per Share, net to you in cash without interest. This price represents premiums of approximately 45.5% and 53.8% over the closing price and 10-day volume-weighted average closing price, respectively, of Radio’s Class A common stock on the New York Stock Exchange (the “NYSE”) on March 20, 2009, the last trading day prior to the date Enterprises and Media announced their intention to make the tender offer, and an increase of 26.3% over the initial tender offer price of $3.80 per Share. If you are the record owner of your Shares and you tender your Shares to us in the tender offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

What are the most important conditions to the tender offer?

Our obligation to purchase Shares at the expiration of the tender offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires Shares that constitute at least a majority of the outstanding Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the tender offer) immediately prior to the expiration of the tender offer. We calculate that, based on the number of outstanding Shares as of March 17, 2009, approximately 8,420,424 Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the tender offer) would have to be tendered in order to satisfy this condition. This majority of the minority condition is not waivable.

Another condition to the tender offer, which may be waived by us in our sole discretion, is that there shall have been validly tendered and not withdrawn before the tender offer expires Shares that constitute at least 90% of the outstanding Shares after giving effect to the conversion of the shares of Radio’s Class B common stock held by us into Shares on a share-for-share basis.

The tender offer is not conditioned upon any antitrust or other governmental approvals, consents or clearances. The tender offer is subject to several other conditions. See “The Tender Offer — Section 12 — Conditions to the Offer.”

In the event that all of the conditions to the tender offer have not been satisfied or waived at the then scheduled expiration date of the tender offer, Media may extend the expiration date of the tender offer in such increments as Media may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) Media’s determination that such conditions are not reasonably capable of being satisfied.

Do you have the financial resources to make payment?

Yes. We will need approximately $86.4 million to purchase all Shares not otherwise owned by us in the tender offer and to pay related fees and expenses. Enterprises intends to fund the tender offer with its cash on hand and availability under its revolving credit facility. Enterprises’ cash and cash equivalents and its availability under its revolving credit facility together provide adequate financial resources to Enterprises to enable us to make all payments under the tender offer. See “The Tender Offer — Section 9 — Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the tender offer?

We do not think our or Enterprises’ financial condition is relevant to your decision whether to tender your Shares in the tender offer because:

•	our obligations in the tender offer are not subject to any condition relating to financing or the disbursement of financing;

•	the tender offer is being made for all Shares not otherwise owned by us;

•	Enterprises’ cash and cash equivalents and its availability under its revolving credit facility together provide adequate financial resources to Enterprises to enable Media to make all payments promptly under the tender offer.

How long do I have to decide whether to tender in the tender offer?

You will have until 12:00 midnight, New York City time, on May 13, 2009, or such later date to which we may extend the expiration date, to decide whether to tender your Shares in the tender offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Amended and Restated Offer to Purchase. See “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

Can the tender offer be extended and how will I be notified if the tender offer is extended?

We may, in our sole discretion, extend the tender offer at any time or from time to time for any reason. If we decide to extend the tender offer, we will inform American Stock Transfer & Trust Company, the Depositary for the tender offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the earlier of the day we decide to extend or the date the tender offer was scheduled to expire. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates evidencing your Shares, together with a completed Letter of Transmittal and any required signature guarantees, to American Stock Transfer & Trust Company, the Depositary for the tender offer, not later than the time the tender offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company (“DTC”). If you are not able to deliver any required items to the Depositary by the expiration of the tender offer, you may be able to have a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days. However, the Depositary must receive the missing items within that three-trading-day period after the expiration of the tender offer or you will not be able to tender your Shares in the tender offer. See “The Tender Offer — Section 3 — Procedures For Tendering Shares.”

If I tendered my shares before the tender offer price was increased to $4.80 per Share, do I have to do anything now? Do I need to use the Amended and Restated Letter of Transmittal or Amended and Restated Notice of Guaranteed Delivery to tender my Shares?

No. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the tender offer. Stockholders who have already tendered their shares (or who in the future tender their shares) using any Letter of Transmittal or Notice of Guaranteed Delivery will be deemed to have tendered (or be tendering) pursuant to the offer and will receive the increased tender offer price per Share described in this Amended and Restated Offer to Purchase if Shares are accepted for payment and paid for pursuant to the tender offer. See “Introduction” and “The Tender Offer — Section 3 — Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw previously tendered Shares at any time until the tender offer has expired and, if we have not agreed to accept your Shares for payment by June 26, 2009, you can withdraw them at any time after June 26, 2009 until we do accept your Shares for payment. This right to withdraw will not apply to any subsequent offering period. See “The Tender Offer — Section 1 — Terms of the Offer; Expiration Date.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, which includes all required information, to American Stock Transfer & Trust Company, the Depositary for the tender offer, while you have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See “The Tender Offer — Section 4 — Withdrawal Rights.”

Have you held discussions with Radio in the last two years regarding any transaction?

Shortly after notifying the Radio board of directors by letter sent by e-mail on March 22, 2009, Enterprises and Media publicly announced the unsolicited tender offer that is the subject of this Amended and Restated Offer to Purchase. Prior to our notification of Radio’s chief executive officer and independent directors, neither we nor Enterprises had any discussions or communications regarding this tender offer or any other similar corporate transaction with Radio. Subsequent to commencement of the tender offer, we held discussions with the special committee of Radio’s board of directors formed to consider the tender offer. See “Special Factors — Background of this Offer.”

What does Radio’s board of directors think of the tender offer?

We commenced the tender offer without obtaining the prior approval or recommendation of Radio’s board of directors or any special committee of Radio’s board of directors. Radio’s board of directors has formed a special committee consisting of independent directors to consider the merits of our tender offer and has determined that the initial tender offer price of $3.80 per Share is fair to unaffiliated stockholders, as disclosed in the Schedule 14D-9 filed on April 3, 2009, as amended and supplemented. Prior to us increasing the initial tender offer price, the special committee had changed its position with respect to the original offer from a favorable recommendation to the position that it expresses no opinion. We expect that the special committee will advise stockholders of Radio’s position with respect to the increased tender offer price. However, the consummation of the tender offer does not require the approval or recommendation of Radio’s board of directors or its special committee. See “Introduction” and “Special Factors — Background of this Offer.”

Do you have interests in the offer that may be different from my interests as a stockholder of Radio?

Yes. Our interests in the tender offer (and any subsequent short-form merger under Delaware law) present actual or potential conflicts of interest such that our interests may be different from those of stockholders being asked to sell their Shares. In particular, stockholders should be aware that the financial interests of Enterprises and Media with regard to the price to be paid in the tender offer (and any subsequent short-form merger under Delaware law) are generally adverse to the financial interests of the stockholders being asked to tender their Shares. Also, if you sell Shares in the tender offer or your Shares are converted in any subsequent merger, you will cease to have any interest in Radio and will not have the opportunity to participate in the future earnings or growth, if any, of Radio. On the other hand, we will benefit from any future increase in the value of Radio, as well as bear the burden of any future decrease in the value of Radio. See “Special Factors — Interests of Certain Persons in the Offer.”

What is your position as to the fairness of the transaction?

Media and Enterprises believe that the transaction is fair to Radio’s stockholders (other than Enterprises, Media and their affiliates), principally because:

•	the initial tender offer price represented premiums of approximately 15.2% and 21.8% over the closing price and 10-day volume-weighted average closing price, respectively, of the Shares on March 20, 2009, the last trading day prior to the date we commenced the tender offer, and the increased tender offer price represents premiums of 45.5% and 53.8%, respectively, over those closing prices and a premium of 26.3% over the initial tender offer price;

•	the actual results for Radio through March 2009 and updated 2009 forecasts reflected a continued decline in advertising revenue as a result of continuing weakness in the economy; and

•	the transaction provides stockholders with the opportunity to receive the tender offer price in cash expeditiously without having to incur brokerage or other costs typically associated with market sales.

Media and Enterprises have considered the following principal factors that do not contribute to the fairness of the transaction:

•	our financial interest to acquire the remaining Shares at a favorable price to us conflicts with the financial interests of Radio’s other stockholders;

•	the Shares have historically traded at higher trading price levels; and

•	certain recent appraisals of Radio undertaken for purposes unrelated to the tender offer suggest a higher per Share price than the tender offer price.

While we have increased the tender offer price per Share from $3.80 to $4.80, Enterprises and Media continue to believe that the $3.80 per Share initial tender offer price is fair to the unaffiliated stockholders of Radio based on the factors summarized in the Offer to Purchase, dated March 23, 2009. We decided to increase the tender offer price to $4.80 per Share in order to increase investor participation in the tender offer. Since Enterprises and Media continue to believe that the $3.80 per Share initial tender offer price was fair to the unaffiliated stockholders of Radio, Enterprises and Media, for the same reasons described in the original Offer to Purchase, believe that the increased tender offer price of $4.80 per Share is also fair to the unaffiliated stockholders of Radio. On the basis of the factors the boards of directors of Enterprises and Media considered in determining the fairness of the tender offer price and the familiarity of the boards of directors with Radio’s business, the boards of directors did not believe that it was necessary to incur the additional expense of obtaining a fairness opinion from Citi or any updated financial presentations to Citi’s financial presentation to us on March 22, 2009. Further, we did not ask Citi to revise, update or otherwise confirm its March 22, 2009 presentation in connection with the increase in the tender offer price from $3.80 per Share to $4.80 per Share.

What are the U.S. federal income tax consequences of participating in the tender offer?

In general, your sale of Shares pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the tender offer in light of your particular circumstances. See “The Tender Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences of the Offer.”

Will the tender offer be followed by a merger if all the Shares are not tendered in the tender offer?

If following the consummation of the tender offer we own at least 90% of the outstanding Shares, we will cause Radio to consummate a “short-form” merger promptly under Delaware law in which all Shares held by the remaining stockholders would be converted into the right to cash equal to the same price per Share as was paid in the tender offer, without interest. If the tender offer is consummated and we do not own at least 90% of the outstanding Shares and, if conversion of some or all of the shares of Radio’s Class B common stock held by us would increase our ownership to 90% of the outstanding Shares, then we will convert, following the consummation of the tender offer, a sufficient number of shares of Class B common stock to reach the 90% threshold and promptly thereafter consummate such short-form merger under Delaware law.

If, on the other hand, we do not own at least 90% of the outstanding Shares following consummation of the tender offer even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, we will review our options. These include doing nothing, acquiring the tendered Shares, purchasing Shares in the open market or in privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Radio. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

If we were to convert all of the shares of Radio’s Class B common stock held by us, we estimate that we would reach the 90% threshold if approximately 8,891,577 Shares are validly tendered pursuant to the tender offer and not withdrawn (assuming that none of Radio’s outstanding options are exercised prior to the consummation of the Offer).

Following the tender offer, will Radio continue as a publicly reporting company?

If the consummation of the tender offer results in us holding Shares representing at least 90% of the outstanding Shares including, if necessary, by converting some or all of Radio’s Class B common stock held by us, then we will undertake a short-form merger to acquire all the remaining outstanding Shares. Following our acquisition of all the outstanding Shares, by tender offer or merger, we intend to terminate Radio’s reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the tender offer is to acquire as many of the publicly-held Shares as possible as a first step in acquiring the entire equity interest in Radio.

However, if the consummation of the tender offer does not result in us holding Shares representing at least 90% of the outstanding Shares even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, then we currently expect that Radio will continue as a publicly reporting company as we review our options, except in the event the Shares no longer meet the standards for continued listing on NYSE. See “The Tender Offer — Section 10 — Possible Effects of the Offer on the Market for the Shares.”

Will I have the right to have my Shares appraised?

If you tender your Shares in the tender offer, you will not be entitled to exercise any appraisal rights. However, if you do not tender your Shares in the tender offer and a merger is consummated, you will have a statutory right to demand payment of the judicially appraised fair value of your Shares plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than or the same as the $4.80 net per Share cash consideration in the tender offer and the merger. See “Special Factors — Appraisal Rights.”

If I decide not to tender, how will the tender offer affect my Shares?

The purchase of Shares pursuant to the tender offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could affect the liquidity and market value of the remaining Shares held by the public. We cannot predict whether this would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the price paid in the tender offer. Depending upon the number of Shares purchased pursuant to the tender offer, Radio’s Class A common stock may no longer meet the standards for continued listing on the NYSE.

Depending on similar factors, Radio may cease being required to comply with the public reporting requirements under the Exchange Act and may terminate the same. See “The Tender Offer — Section 10 — Possible Effects of the Offer on the Market for the Shares.”

If the tender offer and a subsequent short-form merger are consummated, untendered Shares will be converted into the right to receive cash equal to $4.80 net per Share, without interest.

If the tender offer is not consummated, we will evaluate our options with respect to Radio. These include doing nothing, purchasing Shares in the open market or privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Radio. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on the trading price of Radio’s Class A common stock. See “The Tender Offer — Section 10 — Possible Effects of the Offer on the Market for the Shares.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the tender offer, we will pay for all Shares validly tendered and not withdrawn promptly after the expiration of the tender offer. See “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the purchase price with American Stock Transfer & Trust Company, the Depositary for the tender offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents. See “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares.”

How will my employee stock options be treated in the tender offer and any subsequent short-form merger?

You are free to exercise any vested stock options you hold in accordance with their terms and then tender the Shares you acquired through the option exercise under this tender offer. You should be aware that the exercise price of all outstanding options is greater than the tender offer price.

If you continue to hold options after the expiration of this tender offer and we have not undertaken a short-form merger, your options will continue in accordance with their terms until their expiration.

If you continue to hold employee stock options after the expiration of the tender offer, and we do complete a short-form merger, your ability to resell Shares obtained through option exercise will be limited as we intend to no longer list Radio’s Class A common stock on the NYSE or on any other securities exchange following the merger. Information about the treatment of your employee stock options following a short-form merger will be provided as details emerge should this occur.

How will my restricted stock be treated in the tender offer and the merger?

If you previously received a restricted stock award and any Shares under that award have become vested, those vested Shares are the same as any other Shares, and you are free to tender those Shares in accordance with the terms of the tender offer.

If you previously received a restricted stock award and any Shares under that award have not vested as of the expiration of the tender offer, such restricted Shares may be tendered only if permitted by the terms of your restricted stock award. Our understanding is that any and all such awards provide that the restricted Shares under such restricted stock awards are not transferable. As a result, our understanding is that under the terms of your restricted stock award, you may not tender such restricted Shares in the tender offer. At the time of a short-form merger, however, Shares of restricted stock that are not vested will be exchanged for the same consideration offered to Radio stockholders in the merger so that you will receive a cash payment equal to $4.80 net per Share multiplied by the number of Shares of restricted stock you hold less applicable withholding taxes. This cash payment will be free and clear of all forfeiture provisions.

How will my restricted stock units be treated in the tender offer and the merger?

Restricted stock units (awarded in 2008) represent the right, once they become vested, to receive Shares equal to the number of units. As a result, you will not be able to tender your restricted stock units as a part of the tender offer. If your restricted stock units become vested as the result of your retirement, death or disability prior to the expiration of the tender offer and you receive a distribution of Shares for your restricted stock units, you would then be free to tender those Shares in accordance with the terms of the tender offer.

If you continue to hold restricted stock units after the expiration of the tender offer and we have not undertaken a short-form merger, your restricted stock units will continue in accordance with their terms.

If you continue to hold restricted stock units after the expiration of the tender offer and we complete a short-form merger, your ability to resell Shares obtained once vested will be limited as we intend to no longer list Radio’s Class A common stock on the NYSE or on any other securities exchange following any short-form merger. Information about the treatment of your restricted stock units following a short-form merger will be provided as details emerge should this occur.

How do I tender shares issued to me under the Radio’s employee stock purchase plan that are held in an account at American Stock Transfer & Trust Company?

In order to tender your Shares acquired under Radio’s employee stock purchase plan that are held in an account with the American Stock Transfer & Trust Company, the administrator of the plan, you must direct American Stock Transfer & Trust Company to tender your Shares. To direct American Stock Transfer & Trust Company to tender your Shares you must return a completed, signed and dated instruction form to American Stock Transfer & Trust Company by 5:00 p.m. New York City time on May 11, 2009 (the “Plan Deadline”), which is two business days prior to the expiration date of the Offer. In the event the expiration date for the Offer is extended, the Plan Deadline will automatically be extended to 5:00 p.m. New York City time two business days prior to such new expiration date. If your tender instructions are not received before the Plan Deadline, American Stock Transfer & Trust Company will not tender the Shares held in your account.

What is the market value of my Shares as of a recent date?

On March 20, 2009, the last trading day before we announced and commenced the tender offer, the last sale price of the Shares reported on the NYSE was $3.30 per Share. Our tender offer price represents premiums of approximately 45.5% and 53.8% over the closing price and 10-day volume-weighted average trading price, respectively, of Radio’s Class A common stock on the NYSE on March 20, 2009, and a 26.3% premium over the initial tender offer price. Since March 20, 2009 through April 29, 2009, the Shares have traded between $3.26 and $4.95 per Share. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See “The Tender Offer — Section 6 — Price Range of Shares; Dividends.”

Who can I call if I have questions about the tender offer?

You can call D.F. King & Co., Inc. at (800) 578-5378. D.F. King & Co., Inc. is acting as the Information Agent for our tender offer, and Citigroup Global Markets Inc. is acting as the Dealer Manager for our tender offer. The address and telephone number of the Dealer Manager are set forth on the back cover of this Amended and Restated Offer to Purchase.

Are there any financial reports or valuations regarding Radio?

For purposes of assisting the boards of directors of both Enterprises and Media in determining the fairness of the tender offer price, Citi provided the boards of directors of Enterprises and Media with a financial presentation regarding Radio on March 22, 2009. This financial presentation is summarized in “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors.” In addition, Enterprises annually obtains appraisals of its businesses, including Radio, solely for compensatory purposes, and while Enterprises’ and Media’s boards of directors were generally aware of the preliminary appraisals as of December 31, 2008, the appraisals were neither provided to Citi in connection with the preparation of its presentation nor presented to the respective boards of directors in connection with their determination of the price offered. The 2007 and preliminary 2008 appraisals are summarized in “Special Factors — Annual Appraisal for Compensatory Purposes.” Further, Radio obtained a valuation of its radio stations and FCC licenses as of December 31, 2008 in connection with its annual impairment testing pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Again, Enterprises’ board of directors was aware of these valuation reports, but they were not provided to Citi in connection with the preparation of its presentation and neither Enterprises’ nor Media’s board of directors relied upon, referred or otherwise used the valuation reports in determining the price offered. A summary of such valuations is set forth in “Special Factors — SFAS No. 142 Appraisals.”

What will be the accounting treatment for the transaction?

The transaction is expected to be accounted for by us as an equity transaction in accordance with SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. Accordingly, Radio will not account for the transaction directly.

INTRODUCTION

Cox Media Group, Inc., a Delaware corporation (“Media”) and an indirect, wholly-owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), is offering to purchase all of the outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Cox Radio, Inc. (“Radio”) not otherwise owned by Media for $4.80 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Amended and Restated Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the “Offer”). The purpose of the Offer is to acquire as many of the publicly-held Shares as possible as a first step in acquiring the entire equity interest in Radio.

Stockholders who have Shares registered in their own names and tender directly to American Stock Transfer & Trust Company, the Depositary for the Offer, will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Citi, as the Dealer Manager, D.F. King & Co., Inc., as the Information Agent, and American Stock Transfer & Trust Company, as the Depositary, incurred in connection with the Offer. See “The Tender Offer — Section 11 — Fees and Expenses.”

The Offer is conditioned upon, among other things, the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares which constitute at least a majority of the outstanding Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer. This Offer is subject to certain other conditions described in “The Tender Offer — Section 12 — Conditions to the Offer.” Each of the other conditions to the Offer may, to the extent permitted by applicable law, be amended or waived by us in our sole discretion and we reserve the right to terminate this Offer at any time. There is no financing condition to this Offer.

The boards of directors of Enterprises and Media unanimously determined that the Offer is fair to Radio’s stockholders (other than Enterprises, Media and their affiliates) and unanimously approved the Offer.

We commenced the tender offer without obtaining the prior approval or recommendation of Radio’s board of directors or any special committee of Radio’s board of directors. Radio’s board of directors has formed a special committee consisting of independent directors to consider the merits of our tender offer and has determined that the initial tender offer price of $3.80 per Share is fair to unaffiliated stockholders, as disclosed in the Schedule 14D-9 filed on April 3, 2009, as amended and supplemented. We expect that the special committee will advise stockholders of Radio’s position with respect to the increased tender offer price. However, the consummation of the tender offer does not require the approval or recommendation of Radio’s board of directors or its special committee.

Radio has two classes of common stock, Class A and Class B, and no other outstanding voting securities. Each share of Class B common stock is convertible into one share of Class A common stock. As of the date hereof, we own 3,591,954 Shares, or 17.3%, of Radio’s Class A common stock and all 58,733,016 shares of Radio’s Class B common stock, which together represent approximately 78.4% of the outstanding shares of Radio’s common stock. As of March 17, 2009, there were approximately 20,759,670 Shares outstanding. Of the Shares that are outstanding as of March 17, 2009, we understand that Radio’s executive officers and directors own approximately 326,870 unrestricted Shares. According to Radio’s annual report on Form 10-K for the year ended December 31, 2008, there were outstanding stock options to purchase 4,990,689 Shares at a weighted-average exercise price of $22.31 per Share. In consideration of the weighted-average price of the outstanding stock options, we believe that few, if any, persons would exercise their stock options with respect to the Offer.

Based on the foregoing, we estimate that, as of March 17, 2009, there were approximately 16,840,846 Shares outstanding, excluding Shares owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio. Accordingly, we believe that the majority of the minority condition would be satisfied if approximately 8,420,424 Shares are validly tendered pursuant to the Offer and not withdrawn (assuming that none of the outstanding options are exercised prior to the consummation of the Offer). The actual number of Shares necessary to satisfy the majority of the minority condition may be different than our current estimate.

If following the consummation of the Offer we own at least 90% of the outstanding Shares, we will cause Radio to consummate, as soon as reasonably practicable, a short-form merger in which all remaining stockholders would receive the same price per Share as was paid in the Offer, without interest. If the Offer is consummated and we do not own at least 90% of the outstanding Shares and, if conversion of some or all of the shares of Radio’s Class B common stock held by us would increase our ownership to 90% of the outstanding Shares, then we will convert following consummation of the Offer a sufficient number of shares of Class B common stock to reach the 90% threshold and as soon as reasonably practicable thereafter to consummate such short-form merger. If we were to convert all of the shares of Radio’s Class B common stock held by us, we estimate that we would reach the 90% threshold if approximately 8,891,577 Shares are validly tendered pursuant to the Offer and not withdrawn (assuming that none of the outstanding options are exercised prior to the consummation of the Offer). The actual number of Shares necessary to satisfy this waivable 90% condition may be different than our current estimate.

If, on the other hand, we do not own at least 90% of the outstanding Shares following consummation of the Offer even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, we will review our options. These include doing nothing, acquiring the tendered Shares, purchasing Shares in the open market or privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Radio. No assurance can be given as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

This Amended and Restated Offer to Purchase includes forward-looking statements. These forward-looking statements include, among others, statements concerning our plans with respect to the acquisition of the Shares and Radio, our and Radio’s respective outlooks for the future and information about Radio’s strategic plans and objectives, other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Except as required by applicable law, we undertake no obligation to update any forward-looking statements or to release publicly the results of any revisions to forward-looking statements to reflect events or circumstances after the date of this Amended and Restated Offer to Purchase or to reflect the occurrence of unanticipated events.

Except as otherwise set forth herein, the information concerning Radio contained in this Amended and Restated Offer to Purchase, including, without limitation, financial information, has been obtained from Radio or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission (the “Commission”) and other public sources. Neither we nor Enterprises assumes any responsibility for the accuracy or completeness of the information concerning Radio contained in such documents and records or for any failure by Radio to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us or Enterprises. Except as otherwise set forth herein, the information concerning us and Enterprises contained in this Amended and Restated Offer to Purchase including, without limitation, information about deliberations of our and Enterprises’ board of directors and information about our and Enterprises’ plans or proposals with respect to Radio, has been furnished by us or Enterprises.

This Amended and Restated Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by written consent by, Radio’s stockholders.

Stockholders are urged to read this Amended and Restated Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

SPECIAL FACTORS

Background of This Offer

Historically executives at Enterprises have routinely undertaken strategic reviews of Enterprises and its businesses, and investment banks have from time to time presented Enterprises with various opportunities and business considerations, including proposals for strategic transactions. While some investment bank presentations included discussions of alternatives with respect to the purchase of some or all of the Shares not beneficially owned by Enterprises, Enterprises has not previously elected to pursue strategic transactions with respect to the Shares because Enterprises has focused in recent years on repaying debt and, until early March 2009, Radio’s stock price made the projected cost to acquire all or a significant block of Shares unattractive to Enterprises.

Beginning in the fall of 2008, as a result of the continuing weakness of the economy, advertisers reduced their spending significantly, and those reductions had a substantial impact on Enterprises’ advertising-supported businesses, including Radio. The decline in advertising spending has continued through the first quarter of 2009, and as a result of this reduction in advertising spending and its effects on Enterprises’ businesses:

•	In January 2009, Enterprises grouped its traditional media properties — newspapers and other publications, television stations and its interest in Radio — under Media. The objective of this restructuring was to make more efficient use of corporate resources while reducing corporate overhead and other costs. While each business still retains separate operations, Media believes that the sharing of technologies, assets, capabilities, knowledge and expertise across its media businesses will enhance innovation, flexibility and the combined organization’s ability to exploit opportunities. This restructuring has since resulted in cost savings and operational efficiencies across Enterprises’ media businesses. However, as Radio is not entirely owned by Enterprises, certain cost synergies and operational efficiencies with respect to Radio cannot fully be realized by Media and Radio.

•	On February 10, 2009, as part of a regularly scheduled meeting of Radio’s regional vice presidents, Radio’s management discussed January financial results and the decline in Radio’s advertising revenue and operating cash flow, including a review of the latest 2009 full year forecast compared to the 2009 budget, Radio’s revenue bookings and recent trends in Radio’s financial performance. During the discussion, Charles L. Odom, Radio’s chief financial officer (“Odom”), expressed concern that with the declining revenue trends there was a possibility of a leverage ratio covenant breach under Radio’s credit facility by year end. At the meeting, Radio’s management discussed cost cutting initiatives and reducing planned capital expenditures, and, shortly after the meeting, Radio decided to suspend purchases under Radio’s stock repurchase program once fourth quarter results were released on March 4, 2009 and the blackout period under Radio’s insider trading policy was lifted two business days after such release in order to have cash available to reduce its indebtedness. Neil O. Johnston, Media’s chief financial officer (“Johnston”) attended the meeting. Following the meeting, Johnston discussed the negative trends in Radio’s financial results and the possibility of the leverage ratio covenant breach with John M. Dyer, Enterprises’ chief financial officer (“Dyer”), and Sanford H. Schwartz, Media’s president (“Schwartz”). For more information regarding Radio’s long range plan developed in 2008, and the revised forecast for 2009, see “The Tender Offer — Section 7 — Certain Information Concerning Radio.”

•	On March 6, 2009, Enterprises received from Radio a regular monthly update of the most recent 2009 forecast prepared by Radio’s management based upon February 2009 actual financial information (the “February Forecast”), which showed the continued decline in Radio’s advertising revenue from the update prepared in February 2009, as described under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan” and ‘‘The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast.” Over the next several days, Jimmy W. Hayes, Enterprises’ chief executive officer (“Hayes”), Dyer, Schwartz and Johnston analyzed this new data, including Radio management’s conclusion that Radio’s projected 4.9x leverage ratio as of year end 2009 was close to the 5.0x covenant limit under Radio’s revolving credit facility. The Enterprises executives realized that, in light of current market conditions, a covenant breach would require negotiations with Radio’s lenders that would most likely result in an amendment to the credit facility or the need to request a waiver under the credit facility, the payment of amendment or waiver fees and an increase in the interest rate paid by Radio, as well as a potential reduction in the size of Radio’s credit facility. The Enterprises executives concluded that, if macroeconomic conditions, particularly with respect to advertising-supported business like Radio, continued to deteriorate, then Enterprises might have to consider additional action to support Radio, which could be dilutive to, or otherwise viewed as unfavorable by, the public stockholders of Radio.

Radio announced on March 4, 2009 results for the fourth quarter and year ended December 31, 2008. The closing price per Share on March 3 was $5.15 per share. The price dropped to $4.84 per Share on March 4 and continued to decline to $3.05 per Share on March 9. On March 20, 2009, the last trading day before we announced and commenced the Offer, the last sale price of the Shares reported on the NYSE was $3.30 per Share.

In light of the continuing decline in Radio’s advertising revenue and the decrease in Radio’s market price per Share, and after consideration of Enterprises’ possible response to a default by Radio under its revolving credit facility, on March 11, 2009, Dyer asked Citi and Dow Lohnes PLLC, legal counsel to Enterprises (“Dow Lohnes”), to advise as to the financial and legal considerations pertinent to Enterprises acquiring the Shares not beneficially owned by Enterprises. Enterprises was interested in a transaction that would accomplish this goal as expeditiously as possible.

In considering a structure for the transaction, we particularly considered the following:

•	A tender offer would permit us to acquire the remaining interest in Radio that we do not already own on an expeditious basis and provide Radio’s public stockholders with a prompt opportunity to receive cash in exchange for their Shares.

•	A tender offer followed by a short-form merger is a common means of effecting an acquisition.

•	If the short-form merger occurs, stockholders who do not tender their Shares in the Offer and who otherwise comply with applicable requirements may decline the merger consideration and exercise appraisal rights in connection with the short-form merger under Delaware law.

On March 13, 2009, Hayes, Dyer, Andrew A. Merdek, Enterprises’ general counsel and corporate secretary (“Merdek”), and Johnston held preliminary discussions with representatives of Citi and an attorney of Dow Lohnes regarding a prospective tender offer for the Shares not beneficially owned by Enterprises, which would be followed by a short-form merger if at least 90% of the outstanding Shares, after giving effect to the conversion of the shares of Radio’s Class B common stock held by us into Shares, were validly tendered and not withdrawn. Dow Lohnes presented a number of legal considerations, including Delaware law considerations, such as the use of a transaction structure in which a prospective tender offer by Enterprises would be subject to a non-waivable majority of the minority condition (which is a part of this Offer) and the commitment to effect a “short-form” merger under Delaware law if Media’s ownership of Radio rises to at least 90% of the outstanding Shares, after giving effect to the conversion of the shares of Radio’s Class B common stock held by us into Shares, and federal securities law considerations, such as the requirement that Enterprises’ and Media’s boards of directors assess the fairness of the Offer price and the requirement that Radio make a statement regarding the Offer within 10 business days of its commencement. Citi discussed a number of financial considerations with respect to analyzing a proposal to purchase some or all of the publicly-held Shares, including historical trading information for the Shares, certain trading metrics, as well as the terms of certain precedent transactions.

On March 16, 2009, Hayes, Dyer, Schwartz, Merdek and an attorney of Dow Lohnes met with James C. Kennedy, Enterprises’ Chairman (“Kennedy”), in order to discuss and examine the benefits to Enterprises of a prospective tender offer. Also discussed were preliminary discussion materials delivered to Enterprises by Citi on March 16, 2009. The discussion materials included, among other things, historical trading information for the Shares, certain trading metrics, as well as a summary of potential additional cash flow and savings from Radio that had been identified by Enterprises if Radio were a wholly-owned subsidiary of Enterprises. These savings were an estimated $3 million per year related to being a public company and $2 million per year of cost synergies offset by approximately $1 million per year in additional interest expense.

On March 22, 2009, the board of directors of Enterprises held a meeting at which representatives of Citi and Dow Lohnes participated. The members of Media’s board of directors also attended this meeting. Kennedy, Hayes, Dyer and Schwartz described the proposed transaction and business reasons supporting the transaction. As part of this presentation Schwartz explained that, in light of the continued decline in advertising revenue experienced by Radio in the first two months of 2009, as reflected in the February Forecast, Enterprises and Media senior management believed that the long range plan approved by the Radio board of directors in December 2008 no longer accurately reflects the prospects of Radio. Senior management believed that Radio’s prospects were better modeled using the growth expectations used for the long range plan and applying those rates to the February Forecast as a baseline, which resulted in the following revised projections:

	Total Revenue
	2009	2010	2011	2012	2013
	(In millions)

Original	$405	$415	$426	$438	$450
Revised	342	350	359	369	379
Year-over-year growth rate	—	2.4%	2.5%	2.8%	2.7%

	Operating Cash Flow
	2009	2010	2011	2012	2013
	(In millions)

Original	$119	$123	$127	$132	$137
Revised	74	76	79	82	85
Year-over-year growth rate	—	3.2%	3.5%	3.7%	4.0%

Citi then reviewed and discussed with the board of directors its financial analyses with respect to Radio. For more information regarding Citi’s financial analyses, see “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors.” Dow Lohnes also reviewed a number of legal considerations with respect to a tender offer for all of Radio’s Class A common stock not otherwise owned by Media. After discussion and based on a review of numerous factors and considerations in consultation with its legal and financial advisors, the boards of directors of Enterprises and Media discussed the proposed structure and terms for a transaction based upon the structure described by Dow Lohnes and the financial analysis provided by Citi. The boards of directors of Enterprises and Media both unanimously approved the Offer and determined that the initial $3.80 price, net per Share, is fair to Radio’s stockholders who are unaffiliated with Enterprises and its subsidiaries. See ‘‘Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer.”

Following the meeting, Kennedy, Hayes and Schwartz telephoned the Radio board members who are not executive officers or directors of Enterprises and advised them of the Offer. In his calls with Juanita P. Baranco (“Baranco”) and Nick W. Evans, Jr. (“Evans”), Kennedy advised them of Radio’s requirement under federal securities laws to make a statement regarding the Offer within 10 business days of its commencement and that a special committee formed for such purpose was expected to be delegated with the responsibility of making such a statement. Kennedy further informed them that as they were the Radio directors not affiliated with Enterprises or us, they would be the likely candidates to be asked to be on the special committee, and that it was expected that the special committee would be empowered to engage its own independent legal and financial advisors to advise it in connection with making the statement. In the course of these telephone calls, both Baranco and Evans informed Kennedy that they would agree to be on the special committee if asked by the board of directors.

Enterprises then sent by e-mail a letter to the members of the Radio board of directors describing the Offer. Among other things, the letter stated Enterprises’ expectation that a special committee of independent directors of Radio would be formed to evaluate the Offer. The letter also stated that Enterprises is not interested in selling its Shares and will not consider any strategic transaction involving Radio other than the Offer.

On the morning of March 23, 2009, Enterprises announced the Offer with a press release, and Enterprises filed an amendment to its Schedule 13D. Shortly after the press release and the filing, Odom, Merdek, who also serves as Media’s and Radio’s corporate secretary, Shauna J. Sullivan, assistant secretary to Enterprises, Media and Radio, and an attorney of Dow Lohnes, which also serves as Radio’s outside counsel, contacted Baranco and Evans by telephone to briefly discuss the formation of a special committee that would be charged with making a statement regarding the Offer within 10 business days and the expectation that the special committee would engage independent advisors. Subsequent to the call, Merdek provided Baranco and Evans with a list of counsel and financial advisors and firms that had previously worked with Enterprises, Media and their affiliates over the prior two years. Baranco and Evans informed Enterprises that, on March 23, 2009 and March 25, 2009, respectively, they retained DLA Piper LLP (US) (“DLA Piper”) as their independent legal advisor and Gleacher Partners LLC (“Gleacher”) as their financial advisor. Between March 24 and March 27, 2009, representatives of Dow Lohnes and DLA Piper discussed the authority that the Radio board of directors proposed to grant to the special committee with respect to the Offer.

On March 26, 2009, Odom made a written request to Johnston for a copy of all information that Radio has provided to Enterprises in the ordinary course that was subsequently used in connection with planning and preparing the Offer. The next day an attorney of Dow Lohnes responded to Odom’s request by providing to DLA Piper copies of all such materials that were provided to Dow Lohnes by Enterprises and Media, as well as Enterprises’ analysis of the number of outstanding Shares that was derived from stockholding information provided by Radio in the ordinary course.

On March 30, 2009, as requested by Gleacher, attorneys of Dow Lohnes and representatives of Citi participated in a conference call with representatives of Gleacher and attorneys from DLA Piper to discuss Radio’s adjusted projected unlevered free cash flow for 2013, which was used by Citi in performing its discounted cash flow analysis prepared for its presentation to the boards of directors of Enterprises and Media on March 22, 2009.

Also, that same day, an attorney of Dow Lohnes forwarded to DLA Piper an e-mail correspondence from Johnston confirming, on behalf of Enterprises and Media, that the materials that Dow Lohnes had previously provided to DLA Piper on March 27, 2009 were, in fact, all the materials that Radio had provided to Enterprises or Media in the ordinary course that were subsequently used in connection with planning and preparing the Offer. The correspondence also included our analysis of the number of outstanding shares of Radio common stock that was derived from stock holding information provided by Radio in the ordinary course.

On March 31, 2009, the special committee was formally established by a unanimous written consent of the board of directors of Radio. Pursuant to the unanimous written consent, the special committee was authorized and empowered to retain independent legal and financial advisors and was delegated the exclusive power and authority of Radio’s board of directors, to the fullest extent permitted by applicable law and Radio’s bylaws, to consider the Offer and make a statement regarding the Offer to Radio’s stockholders. A copy of the unanimous written consent was filed as Exhibit (a)(5)(G) to the tender offer statement filed by Enterprises and Media with the Commission on April 20, 2009, and is incorporated herein by reference. In light of Enterprises’ statement that it was not interested in selling its Shares and would not consider any strategic transaction involving Radio other than the Offer, the special committee was not empowered or authorized to initiate, solicit or accept alternative proposals from third parties with respect to the acquisition of any of the assets or of the capital stock of Radio. The consent also ratified the authority of Baranco and Evans to take the informal acts previously taken by them in their capacities as the likely members of the special committee, which included their retention of independent legal and financial advisors.

On April 1, 2009, Radio filed a Form 8-K with the Commission and issued a press release announcing the formation of the special committee. Radio also filed the press release under cover of a Schedule 14D-9.

On April 3, 2009, Evans called Hayes to advise him that the special committee intended to recommend acceptance of the Offer to Radio’s stockholders. That same day, an attorney of DLA Piper contacted an attorney of Dow Lohnes to advise him of the same. Radio filed its Schedules 14D-9 and 13E-3 and issued a press release and letter to stockholders recommending the Offer later that day. Radio’s Schedule 14D-9 contained the special committee’s statement that it had not been granted authority to negotiate the terms of the Offer pursuant to the March 31, 2009 unanimous written consent, which was different from Enterprises’ and Media’s understanding of the special committee’s authority.

On April 7, 2009, Enterprises received preliminary Radio results for the three months ended March 31, 2009, as described under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Preliminary First Quarter Results.” Hayes, Dyer, Schwartz and Johnston reviewed this new information and noted that preliminary results for the month and the quarter were well below the expectations for March reflected in the Radio long range plan developed in 2008. The preliminary results showed a slight improvement in March operating cash flow, when compared to the February Forecast. However, this did not have a material impact on the operating cash flow for full-year 2009, as set forth in the February Forecast. See “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan” and “The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast” and “The Tender Offer — Section 7 — Certain Information Concerning Radio — March Forecast” for more information. Radio also provided Enterprises in the ordinary course with updated advertising sales pacings relative to last year. For the second and third quarter of 2009, Radio’s advertising sales pacings were (28)% and (35)%, respectively, compared to the comparable periods of 2008. These advertising sales pacings remained significantly below the revenue numbers projected in the February Forecast and showed the continued weakness in Radio’s revenues.

On April 13, 2009, Baranco and Evans telephoned Dyer and informed him that although the special committee believed that the Offer price remained fair, from a financial point of view, to Radio’s stockholders (other than Enterprises and Media), they were concerned that the non-waivable majority of the minority condition might not be met as an insufficient number of Shares were likely to be tendered prior to the expiration of the Offer. Baranco and Evans discussed with Dyer several factors underlying their concern and stated to Dyer that Enterprises and Media should consider increasing the Offer price.

On April 15, 2009, representatives of Citi telephoned representatives of Gleacher to discuss a process for the special committee, Enterprises and Media to discuss the Offer. There were no substantive discussions of the Offer in this conversation.

Also, on April 15, 2009, Dyer telephoned the special committee to discuss the Offer price. Dyer informed the special committee that Enterprises and Media would consider increasing the Offer price, but that Enterprises and Media had requested that the special committee propose an increased Offer price. The special committee stated that it was not in a position to propose an increased Offer price and suggested that Enterprises and Media should consider the public trading prices of the Shares since the announcement of the Offer. Dyer indicated to the special committee that the process for reaching an increased Offer price would be important. Later that day, in a telephone call initiated by Baranco and Evans to Dyer, the special committee again encouraged Dyer to increase the Offer price, taking into consideration the trading range of the Shares during the period of the Offer. Subsequently, representatives of Dow Lohnes and DLA Piper had several telephone calls to discuss the prior telephone calls between Dyer and the special committee and the process for the parties to discuss the Offer price. In those conversations, DLA Piper informed Dow Lohnes that the special committee expected a response from Dyer if Enterprises and Media decided to increase the Offer price as a result of the special committee’s conversations with Dyer.

On April 16, 2009, Dyer telephoned Baranco and Evans to discuss a potential increase in the Offer price. During the course of these discussions, Dyer told the special committee that, while the market price for the Shares since the announcement of the Offer had traded between approximately $4.00 per Share and $4.39 per Share, he did not believe these trading prices were necessarily indicative of value considering, among other things, the relatively small volume of Shares traded each day. Dyer then stated that Enterprises and Media were giving serious consideration to increasing the Offer price to $4.20 per Share and that the increased price may not be Enterprises’ and Media’s last and final offer, but the parties needed to determine a process to negotiate the Offer price. Later that day, the special committee telephoned Dyer and said their advice was that Dyer make Enterprises’ and Media’s last and final offer with respect to the Offer price.

On April 17, 2009, representatives of Dow Lohnes and DLA Piper discussed by telephone the status of the Offer, the scope of the special committee’s authority, and the special committee’s willingness and the willingness of its financial advisor to engage in negotiations. They also discussed that the special committee’s understanding of the authority granted to it in the context of the negotiations of the unanimous written consent that formed the special committee on March 31, 2009 differed from Enterprises’ and Media’s understanding.

On April 19, 2009 Radio’s board of directors adopted a resolution by unanimous written consent regarding the special committee’s authority to negotiate with Enterprises and Media with respect to the terms of the Offer, including the Offer price. A copy of the unanimous written consent, effective April 19, 2009, was filed as Exhibit (a)(5)(H) to the tender offer statement filed by Enterprises and Media with the Commission on April 20, 2009, and is incorporated herein by reference.

On the morning of April 20, 2009, Enterprises issued a press release announcing an extension of the Expiration Date for the Offer to 12:00 midnight on May 1, 2009 and filed an amendment to the Schedule TO. Shortly thereafter, Radio filed an amendment to its Schedule 14D-9 disclosing the special committee’s changed recommendation regarding the Offer to neutral, but maintaining the special committee’s determination as to the fairness of the $3.80 per Share Offer price. Later that day, representatives of Citi contacted representatives of Gleacher in order to discuss a process going forward and agreed to meet the following day. Also, on April 20, 2009, Dyer telephoned Baranco and Evans to discuss the special committee’s changed recommendation and a process going forward.

At a meeting on April 21, 2009, representatives of Gleacher provided to the representatives of Citi a written presentation that included historical trading information about the Shares, as well as information about premiums paid in certain transactions involving the acquisition of minority interests. The representatives of Gleacher also explained the reasons for the special committee’s changed recommendation, which were consistent with the reasons set forth in the amendment to Radio’s Schedule 14D-9 filed by Radio on April 20, 2009. Representatives of Gleacher also informed representatives of Citi that the special committee had authorized Gleacher to contact stockholders in order to discuss the Offer.

On April 23, 2009, representatives of Gleacher contacted representatives of Citi and stated that, after discussions with its advisors, the special committee was requesting that Enterprises and Media increase the Offer price to $5.00 per Share, and that if Enterprises and Media were to do so, the special committee would recommend that stockholders accept the Offer. The representatives of Gleacher indicated that they believed the proposed $5.00 per Share price was justified by recent weighted-average trading price information for the Shares, multiples and premiums paid in other minority-interest acquisitions, the average price paid by Radio in its repurchases of Shares in the first quarter of 2009 and Gleacher’s recent conversations with stockholders of Radio.

On April 24, 2009, representatives of Citi met with representatives of Gleacher and informed them that Enterprises and Media were not prepared to increase the Offer price to $5.00 per Share, as requested by the special committee. Citi noted to Gleacher that (i) the $5.00 per share Offer price requested by the special committee represented both a higher multiple than in media change of control transactions completed in the prior six months (notwithstanding that the Offer does not involve a change in control) and more than a 50% premium to the closing price per Share immediately prior to the announcement of the initial Offer and (ii) publicly-traded radio stocks had declined 2.4% since the announcement of the initial Offer and that if Radio had traded in line with its peers since that time, the “unaffected” price per Share would likely be lower than the current trading price, which has been influenced by the Offer. Citi then indicated to Gleacher that Enterprises and Media were prepared to increase the Offer price to $4.42 per Share if the special committee would recommend that stockholders accept the Offer.

On April 27, 2009, representatives of Gleacher telephoned representatives of Citi and advised them that, after further discussions with its advisors, the special committee was requesting that Enterprises and Media increase the Offer price to $4.82 per Share and that, if Enterprises and Media were to do so, the special committee would recommend that stockholders accept the Offer.

On April 28, 2009, representatives of Citi met with representatives of Gleacher and advised them that Enterprises and Media were prepared to increase the Offer price to $4.70 per Share if the special committee would recommend that stockholders accept the Offer. After consideration of this proposal, representatives of Gleacher advised representatives of Citi that the special committee was not prepared to recommend that stockholders accept the Offer at an Offer price of $4.70 per Share. Later in the day, Dyer and Hayes met with the members of the special committee and advised them that, after further consideration, Enterprises and Media were prepared to increase the Offer price to $4.80 per Share if the special committee would recommend that stockholders accept the Offer and that the Offer price of $4.80 per Share was Enterprises’ and Media’s last and highest offer. In this connection, Dyer and Hayes indicated that Enterprises and Media would not pay more than $4.80 per Share to consummate the Offer. After further consideration, on April 28, 2009, the special committee agreed to recommend that stockholders accept the Offer at an Offer price of $4.80 per Share. On that same day, Enterprises and Media approved the increased Offer price of $4.80 per Share and determined that the increased price is fair to Radio’s stockholders who are unaffiliated with Enterprises and its subsidiaries. See “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer.”

On April 29, 2009, Enterprises and Media issued a press release announcing the increased Offer price of $4.80 per Share and submitted for filing an amendment to the Schedule TO. Promptly following such filing, Enterprises and Media printed and disseminated this Amended and Restated Offer to Purchase to Radio stockholders.

Position of Enterprises and Media Regarding the Fairness of the Offer

The rules of the Commission require us, Enterprises and Media, to express our belief to the unaffiliated stockholders of Radio as to the fairness of the transaction. For purposes of the discussion set forth in this “— Position of Enterprises and Media Regarding the Fairness of the Offer,” the use of the terms “we,” “our” and “us” refer to Enterprises and Media.

Factors Supportive of Our Fairness Determination

Enterprises and Media each believes that the price to be paid in the Offer is substantively fair to such stockholders. We base our belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction:

•	The Offer price represents a premium of approximately:

○	45.5% to the $3.30 closing price of the Shares on March 20, 2009, the last trading day prior to the date of the announcement of the Offer; and

○	53.8% to the $3.12 10-day volume-weighted average closing price of the Shares on March 20, 2009.

○	26.3% over the initial $3.80 per Share Offer price

These premiums are comparable to the premiums offered in prior acquisitions of a minority interest.

•	The Offer price reflects the fact that we already own 78.4% of the outstanding shares of Radio’s common stock on a fully diluted basis and that our Radio holdings represents 97.2% of the voting power of such common stock. Accordingly, the Offer and any short-form merger do not involve a change of control. As a result, the Offer price should not be expected to, and does not, reflect a control premium.

•	Beginning in the fall of 2008, as a result of the continuing weakness of the economy, advertisers reduced their spending significantly, and those reductions had a substantial impact on advertising-supported businesses, including Radio. The decline in advertising spending has continued through the first quarter of 2009, and there can be no assurance that advertising spending will rebound in the near term.

•	Recent analysts’ research reports have expressed diminished expectations for Radio and comparable radio broadcast companies as a result of the effect of the continuing weakness of the economy on advertising-supported businesses.

•	Enterprises received from Radio a regular monthly update of actual results through March 2009 and updated 2009 forecasts. Both the February Forecast and the March Forecast reflected a continued decline in Radio’s advertising revenue in excess of the decline forecasted in October 2008. See “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan.” In our view, the changes in the economic environment, which has resulted in the deterioration in advertising spending, have fundamentally altered expectations of future cash flows and key valuation assumptions and estimates, resulting in decreased valuations for Radio and other radio companies relative to historical levels.

•	The analyses contained in the presentation provided by Citi to the Enterprises and Media boards of directors on March 22, 2009, which are described below, included an overview of premiums paid in selected transactions, an analysis of certain financial and stock market data for selected publicly-traded companies compared to similar information for Radio and a discounted free cash flow analysis with respect to Radio. The Citi presentation does not constitute a recommendation as to whether any holder of Shares should tender their Shares in the Offer, and a summary of the Citi presentation is set forth in this Amended and Restated Offer to Purchase under “— Summary of Presentation by Citi to the Enterprises and Media Boards of Directors.” Citi was not asked to express an opinion with respect to the fairness, from a financial point of view, of the Offer price, and the Citi presentation does not constitute such an opinion.

•	We have long held our equity interest in Radio and have never sold any Shares. We are not interested in pursuing a sale of all or any portion of our interest in Radio and are long-term investors in the media industry. Accordingly, a transaction with us acquiring all of the equity interest in Radio or having Radio continue as a publicly-traded entity, with us remaining as a controlling stockholder, are the only practical alternatives currently available.

•	The Offer provides Radio’s stockholders the opportunity to receive the Offer price in cash expeditiously. If Radio were maintained as a publicly-traded entity, Radio stockholders only would be able to realize trading values for their Shares. The market for the Shares is less liquid relative to other NYSE-listed companies because of Radio’s relatively small public float. Radio’s average daily trading volume over the 12 months preceding commencement of the Offer was 277,000 Shares, which ranks Radio within the lowest quartile of NYSE-listed companies in terms of average daily trading volume. The Offer also provides the opportunity for Radio’s stockholders to sell their Shares without incurring brokerage and other costs typically associated with market sales.

•	The Offer price reflects the fact that we expect that the acquisition of the entire equity interest in Radio would generate annual pre-tax cost synergies and operating efficiencies of approximately $3.0 million to $5.0 million to us by reducing complexity and eliminating duplicative functions and public reporting requirements.

•	We are committed to developing media businesses, and as a private company can take a long-term perspective, which is especially valuable in the current economic environment. Given the economic challenges affecting the radio industry, we believe that private ownership offers advantages that will assist Radio in attaining its business objectives.

•	There are no unusual requirements or conditions to the Offer, and there is no financing condition to the Offer. Accordingly, the Offer can be consummated by us expeditiously to the benefit of the unaffiliated stockholders tendering their Shares.

In addition, Enterprises and Media each believes that the Offer is procedurally fair to stockholders of Radio who are unaffiliated with Enterprises and its subsidiaries, notwithstanding the fact that the special committee formed by Radio to consider the Offer will not appoint or retain a representative unaffiliated with Enterprises and Media that would act solely on behalf of the unaffiliated stockholders in connection with negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer, based on the following factors:

•	The Offer cannot be consummated unless a majority of the Shares held by unaffiliated stockholders are tendered.

-	The Offer is conditioned upon the tender of a majority of the outstanding Shares not owned by Enterprises, Media or our respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the Offer). This condition is not waivable.

-	We believe that this condition provides meaningful procedural protections for the unaffiliated stockholders.

•	Each of Radio’s unaffiliated stockholders will be able to decide voluntarily whether or not to tender Shares in the Offer.

•	In deciding whether to tender, we expect that unaffiliated stockholders will have the opportunity to consider the position of a special committee of Radio’s board of directors comprised of independent directors on the Offer as well as the reasons for its position.

•	Unaffiliated stockholders will have sufficient time to make a decision whether or not to tender.

-	The Offer has remained open for almost 30 business days and will remain open for an additional 10 business days, unless further extended by us.

-	If we amend the Offer to include any material additional information, we will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow stockholders to consider the amended information.

•	If after the consummation of the Offer we own at least 90% of the outstanding Shares, including reaching this threshold by converting any or all of the shares of Radio’s Class B common stock held by us, we will cause Radio to consummate a short-form merger promptly in which all remaining stockholders will receive the same price per Share as was paid in the Offer, without interest.

•	If a short-form merger is consummated, stockholders who did not tender some or all of their respective Shares in the Offer may, at that time, decline to receive the merger consideration and will be entitled to receive the “fair value” of their untendered Shares, as determined by a court, by following the appraisal procedures under Delaware law. See “— Appraisal Rights.”

Factors Not Supportive of Our Fairness Determination

We also considered the following factors, each of which we considered negative in our considerations concerning the fairness of the terms of the transaction:

•	As to the Offer price, our financial interests are adverse to the financial interests of Radio’s stockholders unaffiliated with us. In addition, as described under “— Interests of Certain Persons in the Offer,” officers and directors of Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the Offer) have actual or potential conflicts of interest in connection with the Offer and any subsequent merger.

•	The Shares have historically traded at higher trading price levels. The trading price of $2.90 reached on March 11, 2009 was the lowest price at which the Shares have ever traded since Radio’s initial public offering in 1996. From 1998 to September 2008, the Shares did not trade below $9.00 per Share. This trading price history suggests that many stockholders of Radio may have acquired their Shares at prices significantly higher than current trading levels.

•	As described in “Special Factors — Annual Appraisal for Compensatory Purposes,” we annually appraise the value of Enterprises and its component businesses as of the end of each year for compensation purposes. The preliminary 2008 appraisal assumed a value for Shares held by stockholders other than Media equal to the 20-day average closing price at year end, or $6.09, as of December 31, 2008. Further, the two preliminary appraisals being prepared by Bond & Pecaro and Duff & Phelps separately determined the net of debt equity value of Radio at approximately $665 million and $1.0 billion, respectively, as of December 31, 2008. However, since year-end 2008, the economic environment has further deteriorated, and advertiser-supported businesses, like Radio, have been particularly adversely affected.

•	Any stockholder who tenders all its Shares in the Offer or has its Shares converted into cash in a subsequent merger would cease to participate in the future earnings or growth, if any, of Radio and would not benefit from increases, if any, in the value of Radio, including any increases due to a general economic recovery.

•	The sale of Shares in the Offer is generally taxable to the selling stockholders. See “The Tender Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences of the Offer.”

•	We have not requested or sought an opinion from Citi as to the fairness of the Offer price in connection with its financial presentation of its financial analyses of Radio. See “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors.” We have also not requested or sought such a fairness opinion from any other outside party. Accordingly, our determination regarding the fairness of the Offer price rests solely on our boards of directors’ consideration of the factors set forth in “Special Factors — Position of Enterprises and Media Regarding the Fairness of the Offer — Factors Supportive of Our Fairness Determination,” without separate or independent confirmation of our fairness determination by any third party. As set forth in “Special Factors — Interests of Certain Persons in the Offer — Certain Interests of Enterprises and Media,” our financial interest in acquiring the remaining Shares at a favorable price to us conflicts with the financial interests of Radio’s unaffiliated stockholders.

•	If we do not own at least 90% of the outstanding Shares following the consummation of the Offer even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, there can be no assurance if or when a merger will occur or the terms of a merger.

•	The special committee formed by Radio to consider the Offer will not appoint or retain a separate representative unaffiliated with us to act solely on behalf of the unaffiliated stockholders in connection with negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer.

Factors Not Considered

In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of Radio. The liquidation value was not considered because Radio is a viable going concern and we have no plans to liquidate Radio. Therefore, we believe that Radio’s liquidation value is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders. Further, we did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a material indicator of the value of Radio as a going concern but rather is indicative of historical costs. Radio’s net book value per Share as of December 31, 2008, calculated by dividing stockholders’ equity by the number of Shares outstanding, was $8.04.

While we did not establish a specific going-concern value for Radio and did not believe that there is a single method for determining going-concern value, we believed that each of Citi’s valuation methodologies represented a valuation of Radio as it continues to operate its business, and, to that extent, such analyses could be collectively characterized as forms of going concern valuations. For example, we considered the comparable companies analysis, which could be considered to represent the standalone valuation of Radio if it traded at the multiples calculated for the selected companies. In addition, the discounted cash flow analysis could be considered a standalone valuation of Radio based on the present value of Radio’s estimated future unlevered, after-tax free cash flows and the present value of the estimated terminal values for Radio. We considered these analyses in the context of the other financial analyses performed by Citi for its financial presentation, and, in that regard, such analyses were factors we considered as part of our fairness determination.

We are not aware of any firm offers made by a third party to acquire Radio during the past two years and in any event have no intention of selling the Shares we own. Accordingly, third-party offers were not considered in reaching our conclusion as to fairness.

The foregoing discussion summarizes the material information and factors we considered, including factors that support as well as weigh against the Offer and is not intended to be exhaustive. In view of the variety of factors and the amount of information considered, we did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching our conclusion. Our view as to the fairness of the transaction to unaffiliated stockholders of Radio should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.

Summary of Presentation by Citi to the Enterprises and Media Boards of Directors

Enterprises retained Citi to act as its exclusive financial advisor in connection with Enterprises’ review of a potential transaction with respect to the outstanding Shares not owned by Media. In connection with its engagement, on March 22, 2009, Citi provided an oral and written presentation to the Enterprises and Media boards of directors.

Citi did not prepare its March 22, 2009 presentation for the purpose of recommending a fair or appropriate Offer price for the Shares not owned by Media. Citi was not asked to and has not delivered an opinion to the boards of directors of Enterprises or Media or to any affiliate of Enterprises as to the fairness, from a financial point of view, of the Offer price or otherwise in connection with the Offer.

A copy of Citi’s written presentation is attached as an exhibit to the Schedule TO filed with the Commission in connection with the Offer, and is incorporated herein by reference. The description of Citi’s presentation set forth below is qualified in its entirety by reference to such exhibit. The presentation may be examined, and copies may be obtained from, the Commission in the manner described in “The Tender Offer — Section 7 — Certain Information Concerning Radio — Additional Information.” Holders of Shares should read such presentation in its entirety.

In preparing its presentation, Citi, among other things, (i) held discussions with Enterprises’ and Media’s senior officers, directors and other representatives and advisors concerning the business, operations and prospects of Enterprises, Media and Radio; (ii) reviewed certain publicly available business and financial information relating to Radio; (iii) reviewed certain financial forecasts and other information and data relating to Radio, which were provided to Citi by Enterprises’ management; (iv) reviewed the financial terms of the Offer as set forth in this Amended and Restated Offer to Purchase in relation to, among other things, current and historical market prices and trading volumes of the Shares, Radio’s historical and projected earnings and other operating data; (v) analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Radio; and (vi) reviewed, to the extent publicly available, the financial terms of other transactions which Citi considered relevant.

In preparing its presentation, Citi assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and on the assurances of Enterprises, Media and their respective managements and representatives that each of them were not aware of any relevant information that was omitted or remained undisclosed to Citi. With respect to financial forecasts and other information and data relating to Radio provided to or otherwise reviewed by or discussed with Citi, Citi was advised by Enterprises’ management, and Citi assumed, with Enterprises’ consent, that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of Enterprises’ management as to Radio’s future financial performance. Citi did not make, and it was not provided with, an independent evaluation or appraisal of any assets or liabilities, contingent or otherwise, of Enterprises, Media, Radio or any other person referred to in the presentation, including, without limitation, the appraisals and reports described in “— Annual Appraisal for Compensatory Purposes,” “— SFAS No. 142 Appraisals” and “— Valuation Research Corporation Appraisal,” and Citi did not make any physical inspection of Radio’s properties or assets. The presentation speaks only as of the date given, and Citi did not undertake to, and has no obligation to, update the information in the presentation.

The presentation was prepared by Citi and provided to the Enterprises and Media boards of directors for their information in connection with the Offer and is not intended and does not constitute a recommendation to any holder of Shares as to whether such holder of Shares should tender Shares in the Offer.

Citi’s presentation was necessarily based on information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its presentation.

The summary of Citi’s financial analyses is not a complete description of the financial analyses performed by Citi, and the preparation of the presentation is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a presentation of this nature is not readily susceptible to summary description. Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the process underlying its analyses.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its presentation, many of which are beyond Enterprises’, Media’s and/or Radio’s control. No company, business or transaction used as a comparison in those analyses is identical or directly comparable to Radio or the Offer, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

The decision to commence the Offer was solely that of the Enterprises and Media boards of directors, and the type and amount of consideration payable in the Offer was determined by the Enterprises and Media boards of directors. Citi’s presentation was only one of many factors considered by such boards of directors and should not be viewed as determinative of the views of the boards of directors or management with respect to the Offer or the consideration payable in the Offer.

The following is a summary of the material financial analyses reviewed with the Enterprises and Media boards of directors on March 22, 2009. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Research Analyst Views

Citi reviewed reports of seven research analysts found in the following publicly available equity research reports: The Wall Street Strategies Report (March 11, 2009); Goldman Sachs (March 5, 2009); Wachovia Equity Research (March 4, 2009); JP Morgan (March 4, 2009); Barrington Research (March 4, 2009); Argus Research Corporation (February 17, 2009); and Stanford Group (January 8, 2009). The analysis indicated a per Share reference range for the Shares of $2.00 to $6.00.

Comparable Companies

Citi reviewed financial and stock market information of Radio and the following nine selected publicly traded radio companies, which are all of the publicly-traded English language radio companies:

Beasley Broadcast Group Inc.
Citadel Broadcasting Corporation
Emmis Communications Corporation

Cumulus Media Inc.
Radio One, Inc.
Entercom Communications Corp.
Regent Communications, Inc.
Salem Communications Corporation
Saga Communications Inc.

Citi calculated firm values of the selected companies as equity value plus debt, plus the value of preferred stock and minority interests, less the value of investments. Equity values were based on closing stock prices on March 20, 2009. Citi noted that each of the comparable companies was more leveraged than Radio and that the comparable companies’ publicly-traded debt traded at distressed levels. Citi noted that, as a result, the equity of each comparable company represented a relatively small portion of its firm value. Accordingly, Citi calculated firm values using both market value and book value of debt. Market value of debt was defined as book value of debt multiplied by the most recent trading price for each traded debt instrument or, for thinly traded debt, the market value was based on trading levels for similar tranches and/or the average bid price for the S&P/LSTA Leveraged Loan Index. Citi then reviewed these firm values as a multiple of each company’s 2009 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). Citi then applied a selected range of 2009 estimated EBITDA multiples of 4.0x to 6.0x (with respect to firm value calculations based on market value of debt) and of 8.5x to 9.5x (with respect to firm value calculations based on book value of debt) derived from the selected companies to (1) Wall Street consensus estimates of Radio’s 2009 EBITDA of $82 million and (2) Radio’s forecasted 2009 EBITDA of $69 million, based on the February Forecast, provided to Citi by Enterprises. See “The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast.” Estimated 2009 EBITDA of the selected companies was based on publicly available research analysts’ estimates.

Using Wall Street consensus estimates of Radio’s 2009 estimated EBITDA, this analysis indicated an implied per Share equity value reference range for Radio of $3.75 to $4.78 with respect to firm value based on book value of debt and of $0.00 to $1.41 with respect to firm value based on market value of debt. Using Radio’s forecasted 2009 EBITDA, this analysis indicated an implied per Share equity value reference range for Radio of $2.35 to $3.22 with respect to firm value based on book value of debt and of $0.00 to $0.43 with respect to firm value based on market value of debt. To the extent Citi’s analysis resulted in negative implied equity values, they were not reflected in the Citi presentation.

Discounted Cash Flow Analysis

Citi performed a discounted cash flow analysis to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Radio could generate for calendar years 2009 through 2013 and in perpetuity. For purposes of this analysis, Citi used (i) Radio 2009 forecasted results based on the February Forecast, (ii) 2010-2013 Radio projections derived by applying growth rates from the Radio Long Range Plan to Radio’s 2009 forecast reflected in the February Forecast and (iii) 2010-2013 capital expenditures (excluding signal upgrades), depreciation and amortization, and book/tax differential from the Radio Long Range Plan, in each case provided to Citi by Enterprises. See “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan” and “The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast.” Estimated terminal values for Radio were calculated by applying a perpetuity growth rate range of 0.00% to 3.00% to Radio’s 2013 adjusted projected unlevered free cash flow of $54.5 million. The perpetuity growth rate range of 0.00% to 3.00% was selected after considering the growth rates for Radio’s revenue and EBITDA that were projected by Radio management and set forth in the Radio Long Range Plan, as well as the growth rates for advertising expenditures in the U.S. radio industry generally that have been forecasted by certain third parties. The cash flows and terminal values were then discounted to present value as of December 31, 2008 using discount rates ranging from 8.0% to 10.0%, which range was derived utilizing a weighted average cost of capital analysis based on certain financial metrics, taking into account market volatility for Radio and selected other radio companies. This analysis indicated an implied per share equity value reference range for Radio of $2.23 to $3.98.

Illustrative Premiums

Citi reviewed premiums initially offered and actually paid in the following six transactions:

Acquiror	Target

IYG Holding	7-Eleven Inc.
Novartis AG	Eon Labs Inc.
General William Lyon	William Lyon Homes
Danisco A/S	Genencor International
Erie Indemnity	Erie Family Life Insurance
Boston Scientific Corp.	Rubicon Medical Corp.

Citi calculated the implied premiums initially offered and actually paid in each of the all-cash tender offers for minority interests valued between $50 million and $3.0 billion since January 1, 2004, based on the target company’s closing price per share one day and one month prior to the initial announcement of the offer (or, in the event that there were public reports prior to announcement of the offer, the unaffected share price). Citi observed that the premiums offered with respect to the target company’s closing price per share one day prior to the initial announcement of the offer ranged from (5.1)% to 22.9%, with a mean of 8.0% and a median of 8.0%, and that premiums offered with respect to the target company’s closing price per share one month prior to the initial announcement of the offer ranged from (1.1)% to 26.1%, with a mean of 9.6% and a median of 6.9%. Citi also observed that the premiums actually paid with respect to the target company’s closing price per share one day prior to the initial announcement of the offer ranged from (0.7)% to 44.0%, with a mean of 19.5% and a median of 17.5%, and that premiums actually paid with respect to the target company’s closing price per share one month prior to the initial announcement of the offer ranged from 14.1% to 27.0%, with a mean of 20.5% and a median of 19.9%. Based on these observations, Citi then applied a range of illustrative premiums of 15% to 35% to the closing per Share price of $3.30 on March 20, 2009. This analysis indicated an implied per share reference range of $3.80 to $4.46.

Stock Trading History and Implied Premiums

Citi considered the initial Offer price of $3.80 per Share and calculated the implied premiums represented relative to (a) the closing price of the Shares on March 20, 2009; (b) the volume-weighted average price (“VWAP”) for the 10-day period ended on March 20, 2009; (c) the VWAP for the one-month period ended on March 20, 2009; (d) the VWAP for the three-month period ended on March 20, 2009; (e) the high closing price for the 52-week period ended on March 20, 2009 and (f) the low closing price for the 52-week period ended on March 20, 2009. The results of this analysis are set forth below:

Implied Premium at
$3.80 per Share

March 20, 2009 ($3.30)	15.2%
10-Day VWAP as of March 20, 2009 ($3.12)	21.8%
One-Month VWAP as of March 20, 2009 ($4.06)	(6.5)%
Three-Month VWAP as of March 20, 2009 ($4.82)	(21.2)%
52-Week High as of March 20, 2009 ($13.05)	(70.9)%
52-Week Low as of March 20, 2009 ($3.01)	26.2%

Miscellaneous

Under the terms of Citi’s engagement, Enterprises has agreed to pay a fee to Citi for its financial advisory services. See “The Tender Offer — Section 11 — Fees and Expenses.”

Citi and its affiliates in the past have provided, and currently provide, services to Enterprises and its affiliates (including Radio) unrelated to the Offer, for which services Citi and such affiliates have received and expect to receive compensation, including, without limitation, (i) having acted as joint book-runner for Cox Communications in its issuance of $600 million principal amount of 9.375% notes due 2019 in December

2008 and its issuance of $750 million principal amount of 6.25% notes due 2018 and $250 million principal amount of 6.95% notes due 2038 in June 2008 and as initial purchaser in its issuance $1.25 billion principal amount of 8.375% notes due 2039 in February 2009, (ii) advising Enterprises in connection with the potential sale of its newspapers in Texas, North Carolina and Colorado announced in August 2008, (iii) having participated in Manheim’s MAFS subsidiary’s $625 million securitization facility and (iv) having provided and continuing to provide general financial and brokerage services to Enterprises and its affiliates, including foreign exchange, cash management and other transaction services. In addition, Citibank, N.A. is a lender to Enterprises, Cox Communications and Radio under their respective revolving credit facilities. In the ordinary course of Citi’s business, Citi and its affiliates may actively trade or hold the securities of Radio for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Enterprises and its affiliates.

Annual Appraisal for Compensatory Purposes

Since 1968, as part of its executive officer compensation package, Enterprises has provided incentive compensation awards based on the appreciation, if any, from year to year in its businesses and investments. Each year since 1968, Enterprises has obtained appraisals from two or more independent appraisal firms and has used the average of these appraisals to determine the change in value of Enterprises from year to year. These appraisals have been done solely for purposes related to executive officer compensation, and, by their terms, may be relied on solely by Enterprises for such purposes. Radio is one of the businesses that is a component of the overall value of Enterprises for purposes of calculating executive officer compensation, although Radio executives do not currently participate in this compensation plan. Since 1976, John Morton has been engaged in the Enterprises appraisal in either an independent consultant capacity or in association with Richard Sleavin, LTD. Bond & Pecaro, Inc. has served as one of the appraisal firms since 1991. Beginning in 2007, Enterprises also engaged Duff & Phelps to assist with the 2007 appraisal of Enterprises. Each appraisal firm was initially engaged by Enterprises on the basis of such firm’s service for Enterprises on other appraisal projects. Enterprises has continued to engage each firm in connection with Enterprises’ incentive compensation awards because of such firms’ familiarity with Enterprises’ businesses and investments and Enterprises’ incentive compensation plans.

2007 Appraisals

In preparing his appraisal of Enterprises, Mr. Morton analyzed the history of Radio, the economic outlook for the U.S. economy generally and the radio industry, book value and the financial condition of Radio, goodwill and other intangibles, the demographic and retail sales characteristics of each of Radio’s radio station markets, prices paid for broadcast properties in the private mergers and acquisitions market, as well as data provided by Enterprises, consisting primarily of financial results and projections. Average trading prices of Radio and other publicly-traded radio companies were also considered in valuing Radio as well as providing the basis for valuing the minority ownership.

In preparing its appraisal of Enterprises, Bond & Pecaro reviewed publicly available information related to the radio industry as well as data provided by Enterprises, consisting primarily of financial results and projections. The principal method Bond & Pecaro used in appraising Radio was the discounted cash flow method. Bond & Pecaro projected after-tax cash flows over a 10-year period for each radio station and discounted the projected after-tax cash flows and estimated terminal values to present value using an appropriate discount rate. The discount rate used was based upon an after-tax rate calculated for the broadcast industry as of December 31, 2007 using a weighted average cost of capital analysis. In order to establish the terminal values, Bond & Pecaro divided the projected after-tax cash flows for the 11th year by a capitalization rate determined by subtracting a long-term growth rate from the discount rate. The long-term growth rate was based upon market conditions, anticipated station performance, forecasts and discussions with Radio.

The projected after-tax cash flows used by Bond & Pecaro were derived from variables such as anticipated market advertising revenues, market revenue share projections and anticipated operating profit margins for each station that Bond & Pecaro determined to be within a reasonable range of a typical market participant and were additionally informed by Radio’s projections at the time. These variables reflected historical station and advertising trends, as well as anticipated future performance and market conditions, and varied based on the size and rank of the market, the ratings of the stations and other economic factors specific to the geographic area of the radio station.

In preparing its appraisal of Enterprises, Duff & Phelps reviewed publicly available information related to the radio industry, as well as data provided by Enterprises, consisting primarily of projections and unaudited financial statements. Duff & Phelps analysts assessed the value of Radio’s common stock and other Enterprises assets based upon the income and resale potential of the businesses, tempered by consideration of recent comparable sales and then-current market conditions.

For its 2007 appraisal, Duff & Phelps applied a discounted cash flow methodology using projected after-tax cash flows through 2012 that it derived using estimates and projections for total revenue, total expenses, capital expenditures and book depreciation provided by Radio. Duff & Phelps discounted such projected after-tax cash flows through 2012 and estimated terminal values to present value. The discount rate was determined using a weighted average cost of capital analysis. In order to establish the terminal values, Duff & Phelps projected after-tax cash flows for 2013 and thereafter in perpetuity using long-term growth rates estimated by giving consideration to revenue growth rate trends.

Duff & Phelps also considered transaction multiples for historical radio transactions as well as market multiples for the following comparable publicly-traded companies:

Beasley Broadcast Group Inc.
Citadel Broadcasting Corporation
Clear Channel Communications Inc.
Cumulus Media Inc.
Emmis Communications Inc.
Entercom Communications Corp.
Entravision Communications Corp.
Fisher Communications Inc.
Radio One, Inc.
Regent Communications, Inc.
Saga Communications Inc.
Salem Communications Corp.
Spanish Broadcasting System Inc.

For purposes of assessing the value of the minority interest in Radio, Bond & Pecaro, Mr. Morton and Duff & Phelps calculated the per Share value of Radio stock held by Radio’s stockholders other than Enterprises as of December 31, 2007 as $11.78, based on the average of the closing price for Radio stock on the last 20 trading days of 2007.

The following table sets forth the total enterprise value derived for Radio, the aggregate debt of Radio, the aggregate minority interest in Radio and the private market value ascribed to Enterprises’ stake in Radio on a marketable, controlling basis, each as of December 31, 2007, as determined by each of Bond & Pecaro, Mr. Morton and Duff & Phelps.

	As of December 31, 2007
	Bond & Pecaro	Mr. Morton	Duff & Phelps
	(In thousands)

Total enterprise value	$2,440,200	$2,757,800	$2,675,700
Less: Radio debt	(336,600)	(336,600)	(336,600)
Less: minority interest	(331,500)	(331,500)	(331,500)

Enterprises’ stake in Radio	$1,772,100	$2,089,700	$2,007,600

Preliminary 2008 Analysis

For the appraisal as of December 31, 2008, Enterprises has engaged Bond & Pecaro and Duff & Phelps, although the appraisals for 2008 have yet to be completed. The valuation methodologies for the appraisals by Bond & Pecaro and Duff & Phelps for 2008 are substantially similar to that described above, for their respective 2007 appraisals. For purposes of assessing the value of the minority interest in Radio, Bond & Pecaro and Duff & Phelps have calculated the per Share value of Radio stock held by Radio’s stockholders other than Enterprises as of December 31, 2008 as $6.09, based on the average of the closing price for Radio stock on the last 20 trading days of 2008.

The following table sets forth the total enterprise value derived for Radio, the aggregate debt of Radio, the aggregate minority interest in Radio and the private market value ascribed to Enterprises’ stake in Radio on a marketable, controlling basis, each as of December 31, 2008, as preliminarily determined by each of Bond & Pecaro and Duff & Phelps based, in part, on consideration of the Radio Long Range Plan prepared by Radio in October 2008 as set forth under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan,” and Radio’s actual financial results for the year ended December 31, 2008. However, these appraisals did not consider the further deterioration of the economy occurring since year-end 2008, and the related affect on advertiser-supported businesses like Radio.

	As of December 31, 2008 (Preliminary)
	Bond & Pecaro	Duff & Phelps
	(In thousands)

Total enterprise value	$1,064,100	$1,414,600
Less: Radio debt	(398,700)	(398,700)
Less: minority interest	(110,600)	(110,600)

Enterprises’ stake in Radio	$554,800	$905,300

Enterprises did not commission these appraisals in connection with the Offer, and the appraisals are not related to the Offer in any way. The Enterprises officers who worked on the Offer were aware of these appraisals and had reviewed them in 2008 as part of the routine executive compensation and incentive award determination process. However, since the sole purpose of the appraisals was to evaluate year-over-year changes in the value of Enterprises and its holdings, the Enterprises officers who worked on the Offer did not consider these appraisals or deem them relevant in connection with the determination of fair consideration to be paid in the Offer.

For a description of Enterprises’ position regarding fairness of the consideration to be paid to Radio’s stockholders pursuant to the Offer, refer to “— Position of Enterprises and Media Regarding the Fairness of the Offer.” A copy of the portion of each 2007 appraisal described above that pertains to Radio is available for inspection and copying during normal business hours at Enterprises’ corporate headquarters at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Interested Radio stockholders should submit a written request that demonstrates ownership of Shares, and provide a proposed time and date for such inspection and contact information. An authorized Enterprises representative will contact bona fide Radio stockholders making such a request to either confirm their inspection date and time or arrange for a mutually convenient time and/or date. Requests should be submitted to: Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, Attention: Corporate Secretary.

Neither Enterprises nor any of its affiliates, including Radio, had any material relationship with either Bond & Pecaro, Mr. Morton or Duff & Phelps, and no such relationship was mutually understood to be contemplated. Bond & Pecaro does provide appraisal and valuation services to Radio from time to time in connection with tax and accounting matters, and Bond & Pecaro receives customary compensation for such services. There were no limitations imposed by Enterprises or its affiliates on the scope of the review by these appraisal firms.

In addition to the annual appraisals for Enterprises’ compensatory purposes, Bond & Pecaro, Mr. Morton and Duff & Phelps periodically provide various other valuation and consultative services to Enterprises and its subsidiaries, including tax-related appraisals, purchase accounting allocations and annual intangible asset and goodwill impairment testing.

Compensation paid to Bond & Pecaro for all services rendered during 2007, 2008 and for the three months ended March 31, 2009 totaled approximately $527,000, $613,000 and $270,000, respectively. Compensation paid to Mr. Morton for all services rendered during 2007, 2008 and for the three months ended March 31, 2009 totaled approximately $116,000, $73,000 and zero, respectively. Compensation paid to Duff & Phelps for all services rendered during 2007, 2008 and for the three months ended March 31, 2009 totaled approximately $843,000, $1.1 million and $44,000, respectively.

SFAS No. 142 Appraisals

Enterprises regularly receives a variety of nonpublic financial, operating and other information from Radio in the ordinary course of business. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, Radio annually conducts an impairment test as of December 31st of each year or more often if circumstances warrant. To assist with its year-end 2008 impairment test, Radio engaged Bond & Pecaro to provide valuation reports with respect to its Federal Communications Commission (“FCC”) licenses and the fair market value of its radio stations. Radio provided us with the valuation reports prepared by Bond & Pecaro as of December 31, 2008 in the ordinary course.

In preparing its valuation reports, Bond & Pecaro, among other things: (i) reviewed certain historical business, financial, and other information that was publicly available or furnished to it by Radio; (ii) reviewed certain financial forecasts and other data provided to it by Radio; and (iii) conducted discussions with members of Radio’s management with respect to the business prospects and financial forecasts of Radio.

Copies of the valuation reports by Bond & Pecaro described here are available for inspection and copying during normal business hours at Enterprises corporate headquarters at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Interested Radio stockholders should submit a written request that demonstrates ownership of Shares, provides a proposed time and date for such inspection and contact information. An authorized Enterprises representative will contact bona fide Radio stockholders making such a request to either confirm their inspection date and time or arrange for a mutually convenient time and/or date. Requests should be submitted to: Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, Attention: Corporate Secretary.

See “— Annual Appraisal for Compensatory Purposes” for information regarding the compensation that has been paid to Bond & Pecaro in connection with this appraisal and other services rendered.

Valuation of FCC Licenses

For purposes of assisting Radio’s management in its testing for any impairment in Radio’s FCC licenses, Bond & Pecaro prepared a valuation report with respect to the FCC licenses in each of Radio’s markets. In its analysis, Bond & Pecaro valued Radio’s FCC licenses using an income approach. The income approach measures the expected economic benefits that these assets bring to their holder. The fair values of the FCC licenses can be expressed by discounting these future benefits. The discounted cash flow analyses assume that the FCC licenses are held by hypothetical start-up stations, a method commonly referred to as the “greenfield approach.” This valuation method is based on the premise that the only assets unbuilt start-up stations would possess are FCC licenses. Other station assets, such as tangible assets, advertising contracts, programming contracts, employment agreements, leases, service contracts, going concern value, assembled staff, and the like, are all obtained or developed after station operations commence. Discounted cash flow analyses were performed to establish the values of the FCC licenses within each market cluster. This income approach is a direct method to valuing the FCC licenses of the stations. The results of the discounted cash flow analyses reflect the values attributable solely to each market’s FCC licenses. Bond & Pecaro determined the aggregate fair value of Radio’s FCC licenses to be approximately $967.6 million at December 31, 2008.

In its analysis, Bond & Pecaro projected after-tax cash flows over a 10-year period for each radio station and discounted the projected after-tax cash flows and estimated terminal values to present value using a discount rate of 10.5%. The discount rate used was based upon an after-tax rate calculated for the broadcast industry as of

December 31, 2008 using a weighted average cost of capital analysis. In order to establish the terminal values, Bond & Pecaro divided the projected after-tax cash flows for the 11th year by a capitalization rate determined by subtracting a long-term growth rate from the 10.5% discount rate. The long-term growth rates ranged from 1.0% to 2.5% based upon market conditions, anticipated station performance, forecasts and discussions with Radio.

The projected after-tax cash flows used by Bond & Pecaro were derived from variables such as anticipated market advertising revenues, market revenue share projections and anticipated operating profit margins for each station that Bond & Pecaro determined to be within a reasonable range of a typical market participant and were additionally informed by Radio’s projections as set forth under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan.” These variables reflected historical station and advertising trends, as well as anticipated future performance and market conditions, and varied based on the size and rank of the market, the ratings of the stations and other economic factors specific to the geographic area of the radio station. Following is set forth the 10-year projected after-tax cash flows used in Bond & Pecaro’s analysis of the value of the FCC licenses.

Projected After-Tax Cash Flow
Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
(In millions)

$(84.9)	$14.9	$75.4	$129.6	$127.8	$121.2	$120.2	$122.3	$124.5	$126.9

Valuation of Radio Station Market Clusters

For purposes of assisting Radio’s management in its testing for any impairment in the goodwill of Radio’s radio stations, Bond & Pecaro prepared a valuation report with respect to the radio stations by market cluster based, in part, with consideration of the Long Range Plan prepared by Radio in October 2008. In its analysis, Bond & Pecaro valued the radio stations using an income approach that measures the expected economic benefits these assets bring to their holder. The fair value of the radio stations may, therefore, be expressed by discounting these future benefits. The result of the discounted cash flow analyses reflects the fair values attributable to the stations within each market. Bond & Pecaro determined the aggregate fair value of Radio’s radio stations to be approximately $1.2 billion at December 31, 2008. This valuation is not adjusted for the $398.7 million of borrowings outstanding under Radio’s revolving credit facility at year-end.

In its analysis, Bond & Pecaro projected after-tax cash flows over a 10-year period for each radio station and discounted the projected after-tax cash flows and estimated terminal values to present value using a discount rate of 10.5%. The discount rate used was based upon an after-tax rate calculated for the broadcast industry as of December 31, 2008 using a weighted average cost of capital analysis. In order to establish the terminal values, Bond & Pecaro divided the projected after-tax cash flows for the 11th year by a capitalization rate determined by subtracting a long-term growth rate from the 10.5% discount rate. The long-term growth rates ranged from 1.0% to 2.5% based upon market conditions, anticipated station performance, forecasts and discussions with Radio.

The projected after-tax cash flows used by Bond & Pecaro were derived from variables such as anticipated market advertising revenues, market revenue share projections and anticipated operating profit margins for each station that Bond & Pecaro determined to be within a reasonable range of a typical market participant and were additionally informed by Radio’s projections as set forth under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan.” These variables reflected historical station and advertising trends, as well as anticipated future performance and market conditions, and varied based on the size and rank of the market, the ratings of the stations and other economic factors specific to the geographic area of the radio station. Following is set forth the 10-year projected after-tax cash flows used in Bond & Pecaro’s analysis of the value of the radio stations.

Projected After-Tax Cash Flow
Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
(In millions)

$105.5	$112.3	$109.3	$108.7	$111.8	$112.0	$111.5	$112.9	$114.7	$116.9

Using a comparable sales methodology, Bond & Pecaro also determined multiples of operating cash flow derived from market transactions in order to corroborate the estimated values derived from its discounted cash flow analysis. In light of the current market conditions and the limited number of comparable sales of radio stations in 2008 relative to prior years, Bond & Pecaro examined a long-term history of cash flow multiples for radio station transactions and determined that average cash flow multiples for transactions over the last eight years have generally fallen within the range of 13x to 15x cash flow. Further analyzing available data from 1983 to 2007, which period includes the severe recession in the early 1990s, Bond & Pecaro determined that in weak economic climates and periods of limited transactions, 8x to 10x cash flow was the lower range of normal radio station transaction multiples. Using the aggregate fair value of approximately $1.2 billion for Radio’s radio stations derived from the discounted cash flow analysis, and using 2008 forecasted aggregate operating cash flow as of October 2008 of $149.8 million, as provided by Radio, Bond & Pecaro arrived at a multiple of 7.7x. In reviewing individual market multiples, Bond and Pecaro noted that the majority of the markets have appraised fair values that fall within the range of typical transaction multiples.

Enterprises did not commission these valuation reports in connection with the Offer, and the valuation reports are not related to the Offer in any way. The Enterprises officers who worked on the Offer were aware of this valuation report. However, since the sole purpose of the valuation reports was to test for potential impairments, the Enterprises officers who worked on the Offer did not consider these valuation reports or deem them relevant in any way in connection with the determination of fair consideration to be paid in the Offer.

Valuation Research Corporation Appraisal

Enterprises also received an appraisal from an independent appraisal firm, Valuation Research Corporation (“VRC”), of the Fair Market Value (“FMV”) of the equity of Enterprises on a marketable, controlling basis. VRC performed an appraisal for tax planning purposes as of a December 31, 2007 valuation date, and that appraisal is in the process of being updated to a December 31, 2008 valuation date. In the course of performing its appraisal of the FMV of the equity of Enterprises, VRC determines a business enterprise value for Radio on a marketable, controlling basis that does not take into account either the debt of Radio or the minority interest in Radio held by public stockholders (“component value”).

VRC has not performed an appraisal of Enterprises or Radio in connection with the Offer. The methodology that VRC has used to determine the component value of Radio in the context of its appraisal of the FMV of the equity of Enterprises differs from the methodology that would be used to perform a stand-alone appraisal of Radio in connection with the Offer (i.e., Investment Value). The results of any stand-alone appraisal of Radio by VRC could be materially different from the results of VRC’s appraisal of the component value of Radio set forth below.

2007 Appraisal

In evaluating the component value of Radio, VRC reviewed publicly available information related to the radio industry as well as data provided by Enterprises, consisting primarily of financial results and projections. The principal method that VRC used to determine the component value of Radio was a market price analysis using the closing price for the Shares on December 31, 2007 of $12.15 per share. VRC also relied on discounted cash flow and market comparable analyses.

In connection with its discounted cash flow analysis, VRC reviewed management’s projections of after-tax cash flows over a 10-year period for Radio and discounted the projected after-tax cash flows and estimated residual value to present value using an appropriate discount rate. The discount rate used was based upon an after-tax rate calculated for the radio broadcast industry as of December 31, 2007 using a weighted average cost of capital analysis. In order to establish the residual value, VRC relied on the Gordon Growth Model. The long-term growth rate was based upon market conditions, anticipated Radio division performance, forecasts and discussions with Radio management.

The projected after-tax cash flows for years 1-5 prepared by management, based upon the best information available at the time, and used by VRC were based on Radio’s projections immediately prior to the valuation date. The projected after-tax cash flows for years 6-10, which were prepared by management in consultation with VRC, based upon the best information available at the time, and used by VRC, were derived from variables such as anticipated market advertising revenues, market revenue share projections and anticipated operating profit margins for the Radio division that management determined to be within a range that would be reasonably expected for the division. These variables reflected historical station and advertising trends, as well as anticipated future performance and market conditions as of the valuation date.

VRC also considered market multiples for the following comparable publicly traded companies:

Beasley Broadcast Group Inc.
Citadel Broadcasting Corporation
Clear Channel Communications Inc.
Cumulus Media Inc.
Entercom Communications Corp.
Radio One Inc.
Saga Communications Inc.
Salem Communications Corp.
Sirius Satellite
Spanish Broadcasting System Inc.
XM Satellite Radio

For purposes of assessing the FMV of the minority interest in Radio held by Radio’s stockholders other than Enterprises, VRC used a per Share value as of December 31, 2007 of $11.78 based on the average of the closing price for Radio stock on the last 20 trading days of 2007 (as provided to VRC by Enterprises).

Based on the analysis described in the preceding paragraphs, VRC determined that the component value derived for the Radio operating business as of December 31, 2007 was $1,499,421,000.

Preliminary 2008 Analysis

VRC has not completed its analysis of the equity value of Enterprises as of December 31, 2008, but the valuation methodologies it is using to determine the component value of Radio are substantially similar to those described above for its 2007 appraisal. For purposes of assessing the value of the minority interest in Radio held by Radio’s stockholders other than Enterprises, VRC intends to use a per Share value of Radio stock as of December 31, 2008 of $6.09, based on the average of the closing price for Radio stock on the last 20 trading days of 2008 (as obtained from FactSet). As in 2007, VRC intends to rely primarily on a market price analysis using the closing price for Radio stock on December 31, 2008 of $6.01 per share. In addition, on March 31, 2009, VRC provided to Enterprises preliminary estimates of the component value for Radio on a market capitalization, discounted cash flow and market comparable basis of $968,073,000, $980,313,000 and $1,115,261,000, respectively. These preliminary estimates of the component value of Radio are based, in part, on consideration of the Radio Long Range Plan prepared by Radio in October 2008 as set forth under “The Tender Offer — Section 7 — Certain Information Concerning Radio — Summary of Radio’s Long Range Plan,” and Radio’s financial results for the year ended December 31, 2008. As the valuation date was December 31, 2008, the preliminary estimates of VRC did not take into account the further deterioration of the economy that has occurred since December 31, 2008, and the related effect on advertiser-supported businesses like that of Radio.

Enterprises has not been provided with VRC’s final determination of the component value for Radio as of December 31, 2008. We caution you that VRC’s final determination of the component value for Radio as of December 31, 2008 may be materially different from VRC’s preliminary estimates set forth herein. Based on the preliminary estimates of the component value for Radio on a market capitalization basis, a discounted cash flow basis and a market comparable basis, VRC determined that the preliminary component value derived for Radio as of December 31, 2008 was $1,007,930,000.

Neither the 2007 VRC appraisal nor the ongoing 2008 VRC appraisal was commissioned in connection with the Offer, nor are they related to the Offer in any way. Certain officers of Enterprises who worked on the

Offer were aware generally of the VRC appraisal, but such officers (i) did not review the component value of Radio as determined by VRC in the context of its 2007 appraisal of Enterprises and (ii) were not aware of VRC’s preliminary estimates of the component value for Radio as of December 31, 2008. Accordingly, the officers of Enterprises who worked on the Offer did not consider these determinations or preliminary estimates of the component value of Radio or deem them relevant in connection with the determination of the fairness of the consideration to be paid to Radio’s stockholders pursuant to the Offer.

For a description of Enterprises’ position regarding the fairness of the consideration to be paid to Radio’s stockholders pursuant to the Offer, refer to “— Position of Enterprises and Media Regarding the Fairness of the Offer.” A copy of the portion of the 2007 VRC appraisal described above that pertains to the component value of Radio is available for inspection and copying during normal business hours at Enterprises’ corporate headquarters at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Interested Radio stockholders should submit a written request that demonstrates ownership of Shares and provides a proposed time and date for such inspection and contact information. An authorized Enterprises representative will contact bona fide Radio stockholders making such a request to either confirm their inspection date and time or arrange for a mutually convenient time and/or date. Requests should be submitted to: Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, Attention: Corporate Secretary.

Neither Enterprises nor any of its affiliates, including Radio, had or has any material relationship with VRC, and no such relationship was or is mutually understood to be contemplated. There were no limitations imposed by Enterprises or its affiliates on the scope of the review by VRC.

Compensation paid to VRC for services rendered during 2007, 2008 and the three months ended March 31, 2009 totaled approximately $365,829, $299,825 and $105,156, respectively.

Purpose and Structure of the Offer; Our Reasons for the Offer

We are offering to purchase all of the Shares not otherwise owned by us at $4.80 per Share, net to the seller in cash without interest. The purpose of the Offer is to acquire as many of the publicly-held Shares as possible as a first step in acquiring the entire equity interest in Radio. If after the consummation of the Offer we own at least 90% of the outstanding Shares, including reaching this threshold by converting some or all of the shares of Radio’s Class B common stock held by us, we will cause Radio to consummate a short-form merger. Under Delaware law, if we own at least 90% of the outstanding Shares, we would be able to effect a “short-form” merger without a vote of, or prior notice to, Radio’s board of directors or Radio’s stockholders. In the short-form merger, all remaining stockholders other than us will receive the same price per Share as was paid in the Offer, without interest, and we will merge Radio with a wholly-owned subsidiary that we will form for the specific purpose of the merger and Radio will be the surviving corporation.

We did not consider structural alternatives to the Offer. In determining to structure the transaction, we particularly considered the following:

•	A tender offer would permit us to acquire the remaining interest in Radio that we do not already own on an expeditious basis and provide Radio’s public stockholders with a prompt opportunity to receive cash in exchange for their Shares.

•	A tender offer followed by a short-form merger is a common means of effecting an acquisition.

•	If the short-form merger occurs, stockholders who do not tender their Shares in the Offer and who otherwise comply with applicable requirements may decline the merger consideration and exercise appraisal rights in connection with the short-form merger under Delaware law.

However, Enterprises management did consider the possibility that, in light of current market conditions, a covenant breach under Radio’s revolving credit facility was possible as a result of the decline in Radio’s advertising revenue. In order to prevent or remedy such a breach, Radio would be required to negotiate with its lenders, which would most likely result in an amendment to the credit facility or the need to request a waiver under the credit facility, the payment of amendment or waiver fees and an increase in the interest rate paid by Radio, as well as a potential reduction in the size of Radio’s credit facility. Furthermore, if macroeconomic conditions, particularly with respect to advertising-supported businesses like Radio, continued to deteriorate, Enterprises might have to consider additional action to support Radio, which could be viewed as unfavorable by the public stockholders of Radio.

Enterprises decided to pursue the Offer for a number of related reasons. First, we believe that full ownership of Radio would allow us to fully realize cost synergies and to improve operational efficiencies by reducing complexity, eliminating duplication and increasing scale across our media properties. Effective January 1, 2009, Enterprises grouped its media properties — newspapers and other publications, television stations and its interest in Radio — under us. This restructuring has resulted in significant savings from cost synergies and operational efficiencies across Enterprises’ media properties. However, as Radio is not entirely owned by us, certain cost synergies and operational efficiencies with respect to Radio cannot fully be realized by us and Radio. We further believe that full ownership will allow for sharing of technologies, assets, capabilities, knowledge and expertise across our media businesses that, over time, will enhance innovation, flexibility and the combined organization’s ability to exploit opportunities as they arise, particularly in the difficult current economic environment.

Second, executives at Enterprises have from time to time when undergoing a strategic review of Enterprises and its businesses considered acquiring the equity interest in Radio that we do not own in order to, among other things, potentially make Radio’s cash flow available to Enterprises. Radio’s net cash flow from operating activities was $104.4 million and $122.5 million for the years ended December 31, 2008 and 2007, respectively. The cash generated by Radio’s operations is not freely available for Enterprises’ use because Radio is not wholly owned by Enterprises. The difficult current economic environment is severely impacting Enterprises’ media properties as a whole, and access to Radio’s cash flow as well as cost savings expected to be realized by fully integrating Radio into Enterprises’ other media properties would be a significant benefit to Enterprises.

Third, the current environment of the capital markets makes the Offer viable at this time. Interest rates are at historical lows at a time when Enterprises has sufficient cash on hand and availability under its revolving credit facility. Under these circumstances, the consolidated balance sheet and projected cash flows of Enterprises and its subsidiaries (including the balance sheet and projected cash flows of Radio) are sufficient to service the additional indebtedness incurred under our revolving credit facility to finance the transaction and to repay that indebtedness within a period of time acceptable to Enterprises.

Fourth, as a privately-held company, Radio will be relieved of many of the burdens and constraints imposed on public companies. Most importantly, Radio and its management will be able to focus on long-term operational and growth objectives rather than meeting the short-term results expectations of the public equity markets and the investment community. As a privately-held company, Radio will no longer have the competitive disadvantage of being obligated to publicly disclose its business strategies and, in consideration of the difficult current economic environment, will be better and more efficiently positioned to take advantage of opportunities for future growth. Moreover, by eliminating publicly-held equity, Radio will be able to reduce its regulatory and compliance costs and expenses.

Fifth, Enterprises noted that Radio’s currently-forecasted 4.9x leverage ratio as of year end 2009 would be close to exceeding the 5.0x covenant limitation in Radio’s revolving credit facility. In light of current market conditions, any breach would require negotiations with Radio’s lenders and likely result in an amendment to the credit facility or the need to request a waiver under the credit facility, the payment of amendment or waiver fees and an increase in the interest rate paid by Radio, as well as a potential reduction in the size of Radio’s credit facility. Enterprises concluded that, if macroeconomic conditions, particularly with respect to advertising-supported businesses like Radio, continued to deteriorate, then Enterprises might have to consider additional action to support Radio, which could be dilutive to, or otherwise viewed as unfavorable by, the public stockholders of Radio.

Finally, the decline in the trading prices of stock of all companies in the broadcast television, newspaper and radio sectors over the past year, including the Shares, reflects adverse industry trends, most notably the disproportionate impact to advertising-supported industries of the current economic environment. These sectors continue to be re-rated downward by market and research analysts. Because there is no evidence of a catalyst to drive stock prices back up to previous levels, we have no reason to believe that the current negative market sentiment toward radio station companies will reverse in the foreseeable future.

Plans for Radio After the Offer; Certain Effects of the Offer

Shares acquired by us pursuant to the Offer will be cancelled and returned to the status of authorized but unissued stock, and such stock will be available for issuance by Radio without further stockholder action, except as required by applicable law or the rules of the NYSE or any other securities exchange on which the Shares are then listed.

If following the consummation of the Offer we own at least 90% of the outstanding Shares, we will cause Radio to consummate, as soon as reasonably practicable, a short-form merger in which all outstanding Shares not owned by us will be converted into the right to receive cash in an amount equal to the price per Share paid in the Offer, without interest. If following the consummation of the Offer, the Shares tendered in the Offer do not provide us with at least 90% of the outstanding Shares, we will convert our shares of Class B common stock to the extent that, after giving effect to such conversion, we would own in the aggregate at least 90% of the outstanding Shares, and to consummate such short-form merger as soon as reasonably practicable thereafter.

If following the consummation of the Offer we do not own at least 90% of the outstanding Shares even after giving effect to the conversion of all of the shares of Radio’s Class B common stock held by us, we will review our options and may, among other things:

•	not take any action at that time, including not purchasing any additional Shares, in which case the remaining public stockholders of Radio would receive no cash for their Shares and would bear the risk of trading price fluctuations;

•	purchase Shares in the open market or privately-negotiated transactions (including to acquire at least 90% of the outstanding Shares so that we could consummate a short-form merger under Delaware law), and such purchases would be made at either market prices at the time of purchase or privately-negotiated prices, respectively, which may be higher or lower than or the same as the Offer price;

•	make a new tender offer; and/or

•	consummate a merger or other business combination with Radio, subject to compliance with Delaware law.

Following the purchase of Shares pursuant to the Offer, but before a merger is consummated, Radio will continue as a publicly reporting company. If, however, we were to cause Radio to terminate its public reporting requirements with the Commission, assuming the necessary requirements are met, prior to the consummation of any merger, any remaining stockholders of Radio will lose the rights and protections currently afforded to Radio stockholders by the federal securities laws such as the substantive disclosure requirements of Radio under the federal securities laws (e.g., disclosures under the annual report on Form 10-K, the quarterly report on Form 10-Q and the current report on Form 8-K) and the reporting obligations of the officers, directors and certain beneficial owners of Radio (e.g., insider trading reports on Forms 3, 4 and 5 and beneficial ownership reports on Schedules 13D and 13G). Neither Enterprises nor Media intend to cause Radio to terminate its public reporting requirements with the Commission prior to the consummation of any such merger. If a merger takes place, Radio will no longer have any publicly-traded equity securities outstanding and we intend to promptly cause Radio to terminate its public reporting obligations with the Commission once the requirements for terminating such obligations are satisfied. If a merger is undertaken, stockholders at that time will be entitled to petition the Delaware Chancery Court to receive the “fair value” of their Shares, as determined by such court, by following the appraisal procedures under Delaware law.

Except as otherwise described in this Amended and Restated Offer to Purchase, we have no current plans, proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger (other than the short-form merger described above), reorganization or liquidation involving Radio; (ii) any purchase, sale or transfer of a material amount of assets of Radio; (iii) any material change in Radio’s present dividend rate or policy; (iv) any change in Radio’s board of directors or management (other than revising the size and composition of the Radio board of directors to be consistent with other Enterprises subsidiaries in the event of a short-form merger); or (v) any other material change in Radio’s corporate structure or business (other than changes to integrate Radio with Media in the event of a short-form merger).

In connection with the Offer and in addition to the current restructuring of Enterprises’ other media properties, Enterprises expects to review Radio and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following a merger in order to best organize and integrate the activities of Radio and Enterprises’ other media properties, including evaluating the current slate of directors on Radio’s board of directors in light of the termination of any director independence requirements once Radio becomes a wholly-owned subsidiary. Enterprises expressly reserves the right to make any such changes that it deems necessary or appropriate in light of its review or in light of future developments. In addition, Enterprises and Radio regularly review acquisition opportunities in the mass communications industry and may pursue such opportunities when appropriate. We currently intend for Radio to maintain its revolving credit facility and a separate credit rating.

As a result of the Offer, the direct and indirect interest of Enterprises in Radio’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of a merger, Enterprises’ indirect interest in such items will increase to 100%, and Enterprises and its subsidiaries will be entitled to all benefits resulting from that interest, including all cash flow generated by Radio’s operations and any future increase in Radio’s value. Similarly, Enterprises will also bear the risk of losses generated by Radio’s operations and any decrease in the value of Radio after a merger. Upon consummation of a merger, Radio will become a privately-held corporation. Accordingly, former stockholders of Radio will not have the opportunity to participate in the earnings and growth of Radio after a merger and will not have any right to vote on corporate matters. Similarly, former stockholders of Radio will not face the risk of losses generated by Radio’s operations or decline in the value of Radio after a merger. However, certain officers, directors and employees of Radio hold stock options with an exercise price which exceeds the Offer price. Such option holders will retain these “underwater” options following any merger and will, therefore, have the opportunity to participate in the earnings and growth of Radio. Upon the completion of a merger, Enterprises’ interest in Radio would increase from 78.4% on a fully-diluted basis to 100%. Based on Radio’s results for the fiscal year ended December 31, 2008 and assuming completion of the merger as of December 31, 2008, this increase would result in Enterprises’ beneficial interest in Radio’s net book value increasing by approximately $140 million to $647 million, and Enterprises’ beneficial interest in Radio’s net losses increasing by approximately $87 million to $404 million.

Enterprises believes that the employees of Radio are important to the business and operations of Radio, and Enterprises plans to work with management of Radio to minimize disruption to Radio’s workforce.

The consummation of the Offer will not result in the recognition of any taxable gain or loss to Radio, Media or their affiliates for U.S. federal income tax purposes. For a discussion of the material U.S. federal income tax consequences of the Offer to certain holders of the Shares, see “The Tender Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences of the Offer.”

If following the consummation of the Offer we own stock of Radio that possesses at least 80% of the total voting power of the stock of Radio and has a value equal to at least 80% of the total value of Radio’s stock, then Radio will become a member of the affiliated group of corporations, of which Enterprises is the common parent, that files a consolidated U.S. federal income tax return (the “Enterprises Consolidated Group”). Radio’s inclusion in the Enterprises Consolidated Group would present a number of advantages from a U.S. federal income tax standpoint, including: (i) Radio would no longer file a separate U.S. federal income tax return, but rather its return would be included in the consolidated U.S. federal income tax return of the Enterprises Consolidated Group; (ii) subject to certain limitations, tax losses of Radio could be used to offset the taxable income or gains of Enterprises and its subsidiaries and, conversely, tax losses of Enterprises and its subsidiaries could be used to offset the taxable income or gains of Radio; and (iii) dividend distributions from Radio to Media would not be subject to U.S. federal income tax.

When a corporation with net operating loss carryovers joins a consolidated group, certain limitations are imposed on the group’s ability to utilize those net operating loss carryovers to offset taxable income. However, Radio does not presently possess any net operating loss carryovers.

Conduct of Radio’s Business if the Offer Is Not Completed

If the Offer is not completed because the majority of the minority condition or another condition is not satisfied or waived, we expect that Radio’s current management will continue to operate Radio’s business substantially as presently operated. However, we anticipate that if the Offer is not completed, Enterprises will reevaluate the capital structure and capital management policies of Radio. In particular, Enterprises may consider:

•	not taking any action at that time, including not purchasing any Shares, in which case the public stockholders of Radio would receive no cash for their Shares (except through sales in the open market) and would bear the risk that the trading price per Share could decline to a price that is less than the Offer price;

•	purchasing Shares in the open market or privately-negotiated transactions (including to acquire at least 90% of the outstanding Shares so that we could consummate a “short-form” merger under Delaware law), and such purchases would be made at either market prices at the time of purchase or privately-negotiated prices respectively, which may be higher or lower than or the same as the Offer price;

•	making a new tender offer; and/or

•	consummating a merger or other business combination with Radio, subject to compliance with Delaware law.

If Enterprises were to pursue any of these alternatives, it might take considerably longer for the public stockholders of Radio to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to the public stockholders of Radio that are more or less than or the same as the Offer price.

Appraisal Rights; Rule 13e-3

Under Delaware law, holders of Shares do not have appraisal rights in connection with the Offer. However, if a short-form merger is consummated under Delaware law, each holder of Shares who (a) does not tender his or her Shares in the Offer and holds Shares at the merger closing, (b) does not wish to accept the merger consideration, and (c) complies with the procedures provided for in Section 262 of the Delaware General Corporation Law (“Section 262”) will be entitled to have such holder’s Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the court. A judge will only determine the fair value of the Shares if at least one holder properly perfects appraisal rights, files an appraisal action, and litigates the case in court. Since holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 can be made at this time.

The following summarizes provisions of Section 262 regarding appraisal rights that would be applicable in connection with a merger. This discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262, which is attached as Schedule C to this Amended and Restated Offer to Purchase.

All references in Section 262 to a “stockholder,” and in this summary to a “stockholder” or to a “holder,” are to the record holder of the Shares as to which appraisal rights are asserted. A person having a beneficial interest in shares of Company common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights.

Notification of Merger’s Closing

Within 10 days after the closing of a short-form merger under Delaware law, Radio will notify the record holders of Shares (as of the closing date) of the consummation of the merger and of the availability of and procedure for demanding appraisal rights, and will include in such notification a copy of Section 262.

Electing Appraisal Rights

To exercise appraisal rights, the record holder of Radio’s common stock must, within 20 days after the date Radio mails the notice referred to in the prior paragraph, deliver a written demand for appraisal to Radio. This demand must reasonably inform Radio of the identity of the holder of record and that the stockholder demands appraisal of his, her or its Shares. A demand for appraisal must be delivered to: Cox Radio, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, Attn: Corporate Secretary.

Only Record Holders May Demand Appraisal Rights

Only a record holder of Shares is entitled to demand appraisal rights for the Shares in that holder’s name. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•	An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•	A holder of record, such as a broker, who holds Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to Shares held for all or less than all of those beneficial owners’ interest. In that case, the written demand should set forth the number of Shares covered by the demand. If no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record holder. Radio stockholders who hold their Shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their Shares.

Court Petition Must Be Filed

Within 120 days after the effective date of the merger, Radio or any stockholder who has satisfied the foregoing conditions may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. A person who is the beneficial holder of Shares and who made a timely and proper demand may commence an appraisal proceeding by filing a petition in such person’s own name. Radio will not have any obligation to file such a petition. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law and in the manner prescribed in Section 262.

Within 120 days after the effective date of the merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal rights may make a written request to receive from Radio a statement of the total number of Shares with respect to which demands for appraisal have been received and the total number of holders of these Shares. Radio will be required to mail these statements within 10 days after it receives a written request or within 10 days after the expiration of the period for delivery of written demands for appraisal, whichever is later. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from Radio the statement described in this paragraph.

Appraisal Proceeding by Delaware Court

A stockholder timely filing a petition for appraisal with the Delaware Court of Chancery must deliver a copy to Radio, and Radio will then be obligated within 20 days to file with the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to those stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines the holders of Shares entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The court will appraise the Shares owned by the stockholders and determine their fair value, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. The court may determine the costs of the appraisal proceeding, which do not include attorneys’ or experts’ fees, and allocate them to the parties as the court determines to be equitable under the circumstances. Upon application of a dissenting stockholder, the court may also order that all or a portion of any stockholder’s expenses incurred in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all of Radio’s common stock entitled to appraisal.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered applicable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger and which throw any light on future prospects of the merged corporation.” In Weinberger, the Delaware Supreme Court stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In a short-form merger, appraisal is a dissenter’s sole remedy under Delaware law. The value determined by the court for the Shares could be more than, less than or the same as the merger consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash.

Loss, Waiver or Withdrawal of Appraisal Rights

Any Radio stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the effective date of the merger, be entitled to vote the shares subject to that demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date before the effective date of the merger); however, if no petition for appraisal is filed within 120 days after the effective date of the merger, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective date of the merger, then the right of that stockholder to appraisal will cease. Further, any such attempt to withdraw made more than 60 days after the effective date of the merger will require Radio’s written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the merger consideration, without interest.

Dismissal of Appraisal Proceeding

No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger. If Radio does not approve a stockholder’s request to withdraw a demand for appraisal when that approval is required or, except with respect to a stockholder that withdraws its right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be more than, the same as or less than the value of the consideration being offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights (in which event, a former holder of Shares will be entitled to receive the merger consideration in accordance with the terms of the merger). Any stockholder who considers demanding appraisal is advised to consult legal counsel.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but, rather, will receive the price paid in the Offer therefor.

Rule 13e-3

Because Enterprises and Media are affiliates of Radio, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Radio and certain information relating to the fairness of the Offer, any subsequent merger that may be effected following the consummation of the Offer and the consideration offered to minority stockholders be filed with the Commission and disclosed to minority stockholders prior to consummation of the Offer and such merger. We have provided such information in this Amended and Restated Offer to Purchase and a tender offer statement on Schedule TO and the exhibits thereto filed with the Commission.

Security Ownership of Certain Beneficial Owners

The following table provides information as of March 17, 2009 with respect to the Shares beneficially owned by (i) each of the directors and executive officers of Enterprises, Media and, to the knowledge of Enterprises and Media, Radio and (ii) each person known by us to own more than 5% of the outstanding Shares. Beneficial ownership in this table is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Shares subject to options held by that person that are currently exercisable or will become exercisable within 60 days after March 17, 2009, are deemed beneficially owned and shown in the table, while such Shares are not deemed outstanding for purposes of computing percentage ownership of any other person. In addition, with respect to Enterprises, because Class B common stock may be voluntarily converted into Class A common stock on a share-for-share basis, ownership of each share of Class B common stock also represents beneficial ownership of a Share.

	Amount of Class A		Percent of Class A
Name of Beneficial Owner	Common Stock		Common Stock†

Cox Enterprises, Inc.(a)(b)	62,324,970		78.4%
Directors of Enterprises:
Anne Cox Chambers	—		—
James C. Kennedy	226,876	(h)	*

	Amount of Class A		Percent of Class A
Name of Beneficial Owner	Common Stock		Common Stock†

G. Dennis Berry	3,624	(i)	*
Jimmy W. Hayes	600		*
David E. Easterly	—		—
Robert C. O’Leary	4,500		*
Arthur M. Blank	—		—
Thomas O. Cordy	—		—
Janet M. Clarke	—		—
Taylor S. Glover	—		—
Officers of Enterprises:
John M. Dyer	—		—
Robert R. Brand	—		—
David J. Head	750		*
R. Dale Hughes	—		—
Marybeth N. Leamer	—		—
Joab M. Lesesne, III	—		—
Richard J. Jacobson	—		—
Michael J. Mannheimer	—		—
J.P. Matzigkeit	—		—
Andrew A. Merdek	—		—
Gregory B. Morrison	2,500		*
Robert N. Redella	—		—
Alex R. Stickney, Jr.	900		*
Roberto I. Jimenez	—		—
Alexandra M. Wilson	—		—
Susan W. Coker	—		—
J. Lacey Lewis	—		—
Maria L. Friedman	—		—
Directors of Media:
Neil O. Johnston	139,357	(j)	*
Sanford H. Schwartz	—		—
Officers of Media:
Bruce R. Baker	2,000		*
Sterling E. Davis	—		—
Jane M. Williams	—		—
Deborah A. Thomas	—		—
Douglas E. Franklin	—		—
Directors of Radio:
Juanita P. Baranco	5,957		*
Nick W. Evans, Jr.	2,769		*
Marc W. Morgan	395,388	(k)	1.9%
Nicholas D. Trigony	10,419		*
Robert F. Neil	774,856	(l)	3.6%
Officers of Radio:
Charles L. Odom	22,559	(m)	*

	Amount of Class A		Percent of Class A
Name of Beneficial Owner	Common Stock		Common Stock†

Richard A. Reis	334,225	(n)	1.6%
Other:
Buckhead Capital Management LLC(c)	3,258,252		15.7%
Dimensional Fund Advisors LP(d)	2,560,839		12.3%
Barclays Global Investors, NA(e)	1,346,743		6.5%
TowerView LLC(f)	1,135,000		5.5%
The Vanguard Group, Inc.(g)	996,339		4.8%

†	On the basis of 20,759,670 Shares outstanding as of March 17, 2009.

*	Less than 1%.

(a)	All the shares of common stock of Radio that are beneficially owned by Enterprises are held of record by Media, which holds 3,591,954 Shares and 58,733,016 shares of Radio’s Class B common stock, which is convertible into Shares on a one-for-one basis. Media is an indirect, wholly-owned subsidiary of Enterprises. The beneficial ownership of the outstanding capital stock of Enterprises is described in footnote (b) below.

(b)	Enterprises has two classes of common stock outstanding. One class is entitled to one vote per share, and the other class is non-voting. There are a total of 572,793,527 shares of common stock of Enterprises outstanding. The Dayton Cox Trust A exercises beneficial ownership over 98% of the voting stock of Enterprises. Anne Cox Chambers, James C. Kennedy and Jimmy W. Hayes serve as trustees of the Dayton Cox Trust A. Actions by the Dayton Cox Trust A, including investment and voting decisions, require at least a majority of the trustees, and no trustee has the power to remove any other trustee. Anne Cox Chambers, who is also a director of Enterprises, is the aunt of James C. Kennedy, who is the Chairman of the board of directors of both Enterprises and Radio. Jimmy W. Hayes is not related to either Anne Cox Chambers or James C. Kennedy, and serves as president and chief executive officer and a director of Enterprises and as a director of Radio.

(c)	The number of shares shown in this table with respect to Buckhead Capital Management LLC is based solely on a Schedule 13F-HR reporting ownership as of December 31, 2008, as filed on February 3, 2009. The address of the reporting person is 1545 Peachtree Street, NE, Suite 550, Atlanta, Georgia 30309.

(d)	The number of shares shown in this table with respect to Dimensional Fund Advisors LP is based solely on a filing on Schedule 13G/A reporting ownership as of December 31, 2008, as filed on February 12, 2009. The address of the reporting person is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas, 78746.

(e)	The number of shares shown in this table with respect to Barclays Global Investors, NA is based solely on a filing on Schedule 13G reporting ownership as of December 31, 2008, as filed on February 5, 2009. The address of the reporting person is 400 Howard Street, San Francisco, California 94105.

(f)	The number of shares shown in this table with respect to TowerView LLC is based solely on a Schedule 13G reporting ownership as of March 9, 2009, as filed on March 9, 2009. The address of the reporting person is 500 Park Avenue, New York, New York 10022.

(g)	The number of shares shown in this table with respect to The Vanguard Group, Inc. is based solely on a Schedule 13F-HR reporting ownership as of December 31, 2008, as filed on February 3, 2009. The address of the reporting person is P.O. Box 2600, V26, Valley Forge, Pennsylvania 19482.

(h)	Includes 31,000 Shares owned by his spouse, 14,000 Shares owned by his children, 16,500 Shares owned by trusts for the benefit of his children and 21,000 Shares held in trusts for which he serves as a trustee.

(i)	Includes 855 Shares owned by a trust for the benefit of his spouse.

(j)	Consists of 139,357 Shares subject to stock options that are exercisable within 60 days.

(k)	Includes 387,314 Shares subject to stock options that are exercisable within 60 days.

(l)	Includes 693,328 Shares subject to stock options that are exercisable within 60 days.

(m)	Includes 20,283 Shares subject to stock options that are exercisable within 60 days.

(n)	Includes 255,405 Shares subject to stock options that are exercisable within 60 days.

Security Ownership with Respect to the Majority of the Minority Condition

This Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least a majority of the outstanding Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than directors of Radio that may constitute any special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer. For purposes of determining the number of Shares owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (which includes the Shares held by any director of Radio that may serve on any special committee of independent directors formed to consider the Offer), we have included all Shares shown as beneficially owned in the beneficial ownership table set forth above in “— Security Ownership of Certain Beneficial Owners” by such persons, but excluded from each person’s Share ownership the Shares that are deemed outstanding pursuant to the rules of the Commission that may be issued upon exercise of options within 60 days after March 17, 2009 or may be issued upon conversion of any shares of Class B common stock. Accordingly, Enterprises and Media own 3,591,954 Shares, and the directors and executive officers of Enterprises, Media and Radio own an aggregate of approximately 426,193 Shares, of which 99,323 Shares are subject to unvested restricted stock awards and are not transferable and 326,870 Shares are transferable. All 426,193 Shares have been included as Shares outstanding. The 326,870 Shares which are transferable together with the 3,591,954 Shares owned by Media have been excluded from the Shares outstanding for purposes of calculating the number of Shares that must be tendered to satisfy the majority of the minority condition.

The following table sets forth the calculation of the number of Shares required to be tendered to satisfy the majority of the minority condition.

As of
March 17, 2009

Shares outstanding	20,759,670
Shares owned by Media	(3,591,954)
Transferable Shares owned by affiliates	(326,870)

Minority Shares outstanding	16,840,846

50% of minority Shares outstanding	8,420,423
Plus one Share	1

Majority of the minority	8,420,424

The foregoing calculation of the majority of the minority condition is based on information available to Enterprises and Media as of the date of this Amended and Restated Offer to Purchase. The actual number of Shares necessary to satisfy the majority of the minority condition may be different than our current estimate.

Transactions and Arrangements Concerning the Shares

To the knowledge of Enterprises and Media, no transactions in the Shares, except as set forth on Schedule B have been effected during the past 60 days by (i) Enterprises or its executive officers, directors, affiliates and any associates or majority-owned subsidiaries and any executive officer or director of any such subsidiary, (ii) Media or its executive officers, directors, affiliates and any associates or majority-owned subsidiaries and any executive officer or director of any such subsidiary, or (iii) Radio or its executive officers, directors, affiliates and any associates.

Since January 1, 2007, no purchases of Shares were made by Radio, Enterprises or Media, except as set forth on Schedule B.

Neither Enterprises or Media nor, to their respective knowledge, any of their respective directors or executive officers or any other person controlling either Enterprises or Media is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of Radio (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Except as described in this Amended and Restated Offer to Purchase, since January 1, 2007, no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Radio, an election of directors of Radio or a sale or other transfer of a material amount of Radio’s assets, has been entered into or has occurred between any of Radio or any of its affiliates and Enterprises or Media or, to the knowledge of Enterprises and Media, between Radio or any of its affiliates and any unaffiliated person.

To the knowledge of Enterprises and Media, since January 1, 2007, Radio has not made any underwritten public offering of the Shares that was (i) registered under the Securities Act of 1933, as amended, or (ii) exempt from registration under the Securities Act. To the knowledge of Enterprises and Media, none of Radio, its executive officers, directors or affiliates has made any public recommendation with respect to the Offer other than the recommendation contained in this Amended and Restated Offer to Purchase by Enterprises and Media. We anticipate that Radio’s board of directors will form a special committee consisting of independent directors to consider the merits of the Offer and Radio may advise stockholders of the Radio special committee’s position with respect to the Offer within 10 business days of the commencement of the Offer.

To the knowledge of Enterprises and Media, each executive officer and director of Enterprises and Media currently intends to tender all Shares held of record or beneficially owned by such person in the Offer, other than restricted Shares which are subject to transfer restrictions and Shares such person has the right to purchase by exercising stock options, subject to applicable personal considerations (including tax planning) and securities laws, including Section 16(b) of the Exchange Act.

Related Party Transactions

Radio receives certain management services from, and has entered into certain transactions with, Enterprises. Costs of the management services that are allocated to Radio are based on actual direct costs incurred, or on Enterprises’ estimate of expenses relative to the management services provided to other subsidiaries of Enterprises. Radio believes that these allocations have been made on a reasonable basis, and that receiving these management services from Enterprises creates cost efficiencies; however, there has been no study or attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. The services and transactions described below have been reviewed by the audit committee of Radio’s board of directors, which has determined that such services and transactions are fair and in the best interest of Radio.

Radio receives day-to-day cash management services from Enterprises, with settlements of outstanding balances between Radio and Enterprises occurring periodically at market interest rates. As a part of these services, Enterprises transfers funds to cover Radio’s checks presented for payment and Radio records book overdrafts, which are classified as accounts payable in Radio’s balance sheets. Book overdrafts of $5.9 million and $2.8 million existed at December 31, 2008 and 2007, respectively, as a result of Radio’s checks outstanding. The amounts due to or from Enterprises are generally due on demand and represent the net balance of the intercompany transactions, and accrue interest at Enterprises’ current commercial paper borrowing rate or a LIBOR based rate dependent upon Radio’s credit rating (1.8% and 6.0% at December 31, 2008 and 2007, respectively). As of December 31, 2008 and 2007, Enterprises owed Radio approximately $1.4 million, and Radio owed Enterprises approximately $16.6 million, respectively.

Radio receives certain management services from Enterprises and us, including management and financial advisory services, legal, corporate secretarial, tax, internal audit, risk management, purchasing and materials management, employee benefit (including pension plan) administration, fleet, engineering and other support services. Expenses allocated for these services are included in corporate general and administrative expenses in Radio’s consolidated financial statements. For the years ended December 31, 2008 and 2007, Radio was allocated expenses of approximately $3.4 million and $3.2 million, respectively, related to these services.

In connection with these management services, Radio reimburses Enterprises for payments made to third-party vendors for certain goods and services provided to Radio under arrangements made by Enterprises on behalf of Enterprises and its affiliates, including Radio. Radio believes such arrangements result in Radio receiving such goods and services at more attractive pricing than Radio would be able to secure separately. Such reimbursed expenditures include insurance premiums for coverage through Enterprises’ insurance program, which provides coverage for all of its affiliates, including Radio. Rather than self-insuring these risks, Enterprises purchases insurance for a fixed-premium cost from several insurance companies, including an insurance company indirectly owned by descendants of Governor James M. Cox, the founder of Enterprises, including James C. Kennedy, Chairman of Enterprises’ and Radio’s boards of directors, and his sister, who each own 25% of the insurance company. This insurance company is an insurer and re-insurer on various insurance policies purchased by Enterprises, and it employs an independent consulting actuary to calculate the annual premiums for general/auto liability and workers compensation insurance based on Radio’s loss experience consistent with insurance industry practice. Radio’s portion of these insurance costs was approximately $0.6 million for each of 2008 and 2007.

Radio’s employees participate in certain Enterprises employee benefit plans, and Radio made payments to Enterprises in 2008 and 2007 for the costs incurred because of such participation, including self-insured employee medical insurance costs of approximately $11.1 million and $10.7 million, respectively, retiree medical payments of approximately $0.2 million and $0.2 million, respectively, post-employment benefits of approximately $0.7 million and $0.7 million, respectively, and pension plan payments of approximately $5.9 million and $6.2 million, respectively.

Radio’s headquarters building is leased by Enterprises from a partnership that in turn is indirectly owned by descendents of Governor Cox with an indirect 36% interest held in the aggregate by the children of Mr. Kennedy and an indirect less than 3% interest held in the aggregate by Mr. Kennedy and his sister. Radio pays rent and certain other occupancy costs to Enterprises for space in Enterprises’ corporate headquarters building. Rent and occupancy expense is allocated based on occupied space, and such expense was approximately $0.9 million for each of the years ended December 31, 2008 and 2007.

Radio is a party to lease agreements with Enterprises with respect to studio and tower site properties in Atlanta, Georgia, Dayton, Ohio, and Orlando, Florida that are used for Radio’s radio operations in those markets. The annual rental cost in the aggregate was approximately $0.7 million for each of the years ended December 31, 2008 and 2007.

During 2008 and 2007, Cox Search, Inc., a wholly-owned subsidiary of Enterprises, purchased radio advertising from Radio at regular commercial rates in aggregate amounts of $0.3 million and $0.4 million, respectively.

During 2008 and 2007, Enterprises-owned television stations and newspaper operations purchased radio advertising from Radio at regular commercial rates in an aggregate amount of $1.9 million and $1.8 million, respectively. Conversely, Radio purchased advertising from Enterprises-owned television stations at regular commercial rates in an aggregate amount of $0.3 million and $0.7 million, respectively.

Interests of Certain Persons in the Offer

Interlocking Directors and Officers

In considering the Offer and any position taken by Radio with respect to the Offer, stockholders should be aware that certain officers and directors of Enterprises, Media and Radio have interests in the Offer which may present them with certain actual or potential conflicts of interest. Currently, of the eight directors of Radio, three are also directors and executive officers of Enterprises: James C. Kennedy, G. Dennis Berry and Jimmy W. Hayes. None of these three individuals is expected to serve on the special committee we anticipate that Radio’s board of directors will establish with respect to the Offer. Each of Radio’s corporate secretary, corporate assistant secretary, corporate treasurer and vice president overseeing tax matters also serve as the corporate secretary, corporate assistant secretary, corporate treasurer and vice president overseeing tax matters, respectively, of Enterprises and Media. While certain officers serve in the same capacity at Enterprises, Media and Radio, Enterprises, Media and Radio maintain detailed accounting and other records of all related resources and transactions either utilized by or occurring between the entities. Enterprises currently has no plans to alter or change the composition or size of Radio’s board of directors following the Offer. However, as part of any short-form merger upon us obtaining at least 90% of the outstanding Shares, we intend to reevaluate the current slate of directors on Radio’s board of directors in light of the termination of any director independence requirements once Radio becomes a wholly-owned subsidiary.

Certain Interests of Enterprises and Media

Stockholders also should be aware that Enterprises and Media have certain interests that present actual or potential conflicts of interest in connection with the Offer, including that the financial interests of Enterprises and Media with regard to the price per Share offered in the Offer are generally adverse to the financial interests of the stockholders being asked to tender their Shares. As a result of Enterprises’ current indirect beneficial ownership of approximately 78.4% of the outstanding Shares, including Shares into which Enterprises’ Class B common stock could be converted, representing 97.2% of the voting power, Enterprises controls Radio.

Employee Stock Options and Restricted Stock

Certain officers and directors of Radio, Enterprises and Media, like many other Radio employees, hold vested employee stock options, which may be exercised in accordance with their terms and the Shares acquired thereby may be tendered in the Offer. However, we understand that all of Radio’s outstanding employee stock options are exercisable at prices substantially higher than the Offer price. Accordingly, we do not expect option holders to exercise their stock options in connection with the Offer.

Certain executive officers and directors of Radio, Enterprises and Media may also hold Shares which constitute restricted stock of Radio. With respect to any restricted stock award that has become vested, those vested Shares are the same as any other Shares, and such persons are free to tender those Shares in accordance with the terms of the Offer. Unvested Shares of restricted stock may not be tendered in the Offer. At the time of any short-form merger following our obtaining at least 90% of the outstanding Shares in the Offer, we will exchange Shares of restricted stock that are not vested for the same consideration offered to Radio stockholders in the Offer so that such persons will receive a cash payment equal to $4.80 net per Share multiplied by the number of Shares of restricted stock held by such person.

Indemnification and Insurance

Enterprises and Media expect that all rights to indemnification, advancement of expenses and exculpation currently in effect in favor of the present and former directors or officers of Radio, as provided in Radio’s certificate of incorporation and amended and restated bylaws, currently in effect, with respect to matters occurring prior to the consummation of the Offer and any short-form merger, will survive the consummation of the Offer and any such merger and continue in full force and effect thereafter.

THE TENDER OFFER

Section 1 — Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not withdrawn by the Expiration Date in accordance with the procedures set forth in “— Section 4 — Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on May 13, 2009, unless we have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by us, shall expire.

We may waive any or all of the conditions to our obligation to purchase Shares pursuant to the Offer, except the majority of the minority condition. If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived (except the majority of the minority condition, which may not be waived), we may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all the unsatisfied conditions (except the majority of the minority condition which may not be waived) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended. See “— Section 12 — Conditions to the Offer.”

We expressly reserve the right, at any time, to terminate the Offer.

We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect, except the majority of the minority condition, which may not be waived. We acknowledge that (i) the Exchange Act requires us to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) we may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the events specified in “— Section 12 — Conditions to the Offer” without extending the period of time during which the Offer is open.

We have the right to extend the Offer beyond the Expiration Date for any of the following reasons: (i) from time to time if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived (except the majority of the minority condition, which may not be waived); (ii) for any period required by any rule, regulation, interpretation or position of the Commission or any period required by or advisable under applicable law; or (iii) if Shares have been accepted for payment but the number of Shares owned by us is less than 90% of the outstanding Shares, for an aggregate period of not more than 20 business days (for all such extensions) beyond the date on which Shares are first accepted for payment as a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to us in exchange for the Offer price on the same terms that applied to the Offer. We will accept for payment, and pay for, any Shares that are validly tendered during a subsequent offering period, if provided, as promptly as practicable after any such Shares are validly tendered during such subsequent offering period. Holders of Shares that are validly tendered during a subsequent offering period, if provided, will not have the right to withdraw such tendered Shares.

In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled Expiration Date of the Offer, we may extend the expiration date of the Offer in such increments as we may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions and (ii) the determination that such conditions are not reasonably capable of being satisfied.

We will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all the conditions to the Offer are satisfied or waived on the Expiration Date. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the earlier of the day we decide to extend or the previously scheduled Expiration Date. Subject to applicable law and without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

If we are delayed in making payment for the Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “— Section 4 — Withdrawal Rights.” However, our ability to delay the payment for Shares which we have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rule 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the Commission has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that, as a general rule, an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the Offer price and the number of Shares being sought, a minimum of 10 business days may be required to allow for adequate dissemination to stockholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, we increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

We have Radio’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Amended and Restated Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Radio’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Section 2 — Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, as soon as practicable after the Expiration Date. If we desire to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, we will otherwise extend the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “— Section 3 — Procedures For Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary, as agent for the tendering stockholders, of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “— Section 3 — Procedures For Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

If, on or prior to the Expiration Date, we shall increase the consideration offered to any holders of Shares pursuant to the Offer, such increased consideration shall be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered, accepted for payment or paid for prior to such increase in consideration.

We reserve the right to transfer or assign, in whole or, from time to time, in part, to one or more of our affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

Section 3 — Procedures for Tendering Shares

Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Amended and Restated Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer

The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Amended and Restated Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be made through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Amended and Restated Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees

Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the NYSE Medallion Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form we provide, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer (other than the majority of the minority condition) or any defect or irregularity in the tender of any particular Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, Enterprises, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification or for any such determination. A stockholder may dispute or challenge the determination made by us as described in this paragraph, and only a court of competent jurisdiction can make a determination that is final and binding on all parties.

Other Requirements

By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints our designees as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Amended and Restated Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Radio’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights with respect to such Shares.

Our acceptance for payment of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Section 4 — Withdrawal Rights

Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the initial Expiration Date and, unless theretofore accepted for payment by us pursuant to the Offer, may also be withdrawn at any time after June 26, 2009. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Amended and Restated Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “— Section 3 — Procedures For Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in “— Section 3 — Procedures For Tendering Shares” at any time prior to the Expiration Date or during a subsequent offering period if the Offer is amended to provide for one.

No withdrawal rights will apply to Shares tendered into a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion. None of us, the Dealer Manager, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. A stockholder may dispute or challenge the determination made by us as described in this paragraph, and only a court of competent jurisdiction can make a determination that is final and binding on all parties.

Section 5 — Certain Material U.S. Federal Income Tax Consequences of the Offer

The following summarizes certain of the material U.S. federal income tax consequences of the Offer to holders of the Shares that are U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not apply to persons who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

This summary is for general information only and does not address all of the tax consequences of the Offer that may be relevant to a U.S. Holder (as defined below) of the Shares. It also does not address any of the tax consequences of the Offer to holders of the Shares that are Non-U.S. Holders (as defined below), or to holders that may be subject to special tax treatment, such as financial institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain U.S. expatriates. Further, this summary does not address: the U.S. federal income tax consequences of the Offer to stockholders, partners or beneficiaries of an entity that is a holder of the Shares; the U.S. federal estate, gift or alternative minimum tax consequences of the Offer; persons who hold the Shares in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the Offer; or holders whose status changes from a U.S. Holder to a Non-U.S. Holder or vice versa; or any person that owns actually or constructively (giving effect to the ownership attribution rules of the Internal Revenue Code) shares of common stock of Enterprises.

Each holder of the Shares should consult its own tax advisor regarding the tax consequences of the Offer, including such holder’s status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

A “U.S. Holder” means a beneficial owner of the Shares that, for U.S. federal income tax purposes, is: (i) a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States; (ii) a corporation or partnership, including any entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise); (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. trusts prior to such date, may elect to be treated as U.S. Holders. If a partnership holds the Shares, the tax treatment of each of its partners generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding the Shares should consult their own tax advisors regarding the U.S. federal tax consequences of the Offer.

A “Non-U.S. Holder” means a beneficial owner of the Shares that is not a U.S. Holder. We urge holders of the Shares that are Non-U.S. Holders to consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer, including potential application of U.S. withholding taxes and possible eligibility for benefits under applicable income tax treaties.

Sale of the Shares

The sale of the Shares for cash under the Offer will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who sells the Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer.

U.S. Holders of the Shares that are corporations generally will be taxed on net capital gains at a maximum rate of 35%. In contrast, U.S. Holders that are individuals generally will be taxed on net capital gains at a maximum rate of 15% with respect to those Shares held for more than 12 months at the effective time of the Offer, and 35% with respect to those Shares held for 12 months or less. In addition, special rules, and generally lower maximum rates, apply to individuals in lower tax brackets. Any capital losses realized by a U.S. Holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a U.S. Holder that is an individual generally may be used only to offset capital gains plus $3,000 of ordinary income per year.

Backup Withholding Tax and Information Reporting

Payment of proceeds with respect to the sale of the Shares pursuant to the Offer may be subject to information reporting and U.S. federal backup withholding tax at the applicable rate if the U.S. Holder or Non-U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. These requirements are set forth in the Letter of Transmittal and should be carefully reviewed by each holder of the Shares. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a refund or a credit against such U.S. Holder’s or Non-U.S. Holder’s U.S. federal income tax liability; provided, however, that the required information is timely furnished to the IRS.

Section 6 — Price Range of Shares; Dividends

The Shares are listed and principally traded on the NYSE under the symbol “CXR.” The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the NYSE as reported by published financial sources. Radio has never paid a dividend on its Shares.

Calendar Year	High	Low

2006:
First Quarter	$14.34	$13.07
Second Quarter	$15.57	$12.69
Third Quarter	$16.15	$14.03
Fourth Quarter	$17.41	$15.21
2007:
First Quarter	$16.05	$13.36
Second Quarter	$15.31	$13.67
Third Quarter	$14.55	$12.71
Fourth Quarter	$13.79	$11.20
2008:
First Quarter	$12.43	$10.59
Second Quarter	$13.05	$11.34
Third Quarter	$11.60	$9.59
Fourth Quarter	$10.59	$4.05
2009:
First Quarter	$6.73	$2.90
Second Quarter through April 28, 2009	$4.54	$3.97

On March 20, 2009, the last full trading day prior to the public announcement and commencement of the Offer, the last sale price per Share as reported on the NYSE was $3.30.

Stockholders are urged to obtain a current market quotation for the Shares.

Section 7 —	Certain Information Concerning Radio

General

Radio is one of the largest radio broadcasting companies in the United States. Radio owns, operates or provides sales and other services for 86 radio stations (71 FM and 15 AM) clustered in 19 markets. Radio operates three or more stations in 16 of its 19 markets and offers a wide range of programming formats in geographically diverse markets across the United States.

Financial Information

The following table sets forth summary historical consolidated financial data for Radio as of and for each of the fiscal years ended December 31, 2007 and 2008, which has been excerpted or derived from the audited financial statements contained in Radio’s annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”). This data should be read in conjunction with the audited consolidated financial statements and other financial information contained in the Form 10-K, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by Radio with the

Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission and the NYSE in the manner set forth below. The financial statements included as Item 8 of the Form 10-K are hereby incorporated by reference in this Amended and Restated Offer to Purchase. See “— Available Information” below.

	Year Ended December 31,
	2008		2007
	(In millions, except per share and ratio of earnings to fixed charges data)

Balance sheet data (end of period):
Cash and cash equivalents	$0.6		$2.0
Intangible assets, net(1)	1,119.0		1,804.2
Total assets	1,292.1		1,997.4
Total debt (including amounts due to/from Enterprises)	398.7		336.6
Shareholders’ equity	646.7		1,154.2
Statements of income data:
Net revenues(2)	$410.2		$444.9
Cost of services (exclusive of depreciation and amortization shown below)(3)	96.7		94.1
Selling, general and administrative	164.3		176.4
Corporate general and administrative	17.3		20.3
Depreciation and amortization	10.4		11.2
Impairment of intangible assets	749.3		117.1
Other(4)	0.2		0.2

Operating (loss) income	(628.0)		25.6
Interest expense	13.7		21.1
Net (loss) income	$(404.0)		$1.9
Net (loss) income per common share — basic	$(4.80)		$0.02
Net (loss) income per common share — diluted	$(4.80)		$0.02
Other:
Operating cash flow (“OCF”)	$127.8		$160.6
Earnings before interest, taxes, depreciation and amortization (“EBITDA”)	131.9		154.1
Net cash provided by operating activities	104.4		122.5
Net cash used in investing activities	(64.7)		(14.7)
Net cash used in financing activities	(41.2)		(110.2)
Book value per share	$8.04		$12.76
Ratio of earnings to fixed charges	(45.9	)x	1.3	x

(1)	Includes FCC licenses, goodwill and other intangible assets.

(2)	Total revenues less advertising agency commissions.

(3)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(4)	Other is comprised of losses on sales of assets.

Radio utilizes certain financial measures that are not calculated in accordance with GAAP to assess its financial performance. A non-GAAP financial measure is defined as a numerical measure of a company’s financial performance that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the comparable measure calculated and presented in accordance with GAAP in the statement of income or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the comparable measure so calculated and presented.

The non-GAAP financial measures used here are EBITDA and OCF. EBITDA is defined as operating income (loss) plus depreciation and amortization, impairment of intangible assets and net losses on sales of assets. OCF is defined as EBITDA plus long-term incentive plan expense.

We further understand that Radio’s management believes that EBITDA and OCF provide management useful data to evaluate Radio’s overall financial condition and operating results. Radio’s management also believes that these measures are useful to an investor in evaluating Radio’s performance because they are commonly used financial analysis tools for measuring and comparing media companies. EBITDA and OCF should not be considered as alternatives to operating income or net income as an indicator of Radio’s financial performance. OCF should not be considered an alternative to net cash provided by operating activities as a measure of liquidity. These non-GAAP financial measures may not be comparable to similarly titled measures used by other companies.

Summary of Radio’s Long Range Plan

As part of Radio’s regular financial planning process, Radio prepares a budget for the upcoming year, including a five-year projection, and then updates the budget with a forecast each month as actual results become available, and Radio provides such budget, projections and forecasts to Enterprises and Media in the ordinary course for their review. The long-range financial projections of Radio’s results of operations were most recently prepared in October 2008 and approved by Radio’s board of directors in December 2008 (the “Radio Long Range Plan”). Set forth below are the material items under the Radio Long Range Plan and the February Forecast. The 2009 Budget column as well as the Projected columns for 2010 to 2013 represent the Radio Long Range Plan as prepared in October 2008 and the 2009 Forecast column reflects the February Forecast, which incorporates Radio management’s assessment of the continued and accelerating deterioration of market conditions in late 2008 and early 2009 that was not fully anticipated by Radio’s management at the time the Radio Long Range Plan was prepared.

We believe the Radio Long Range Plan was prepared for internal purposes without a view to dissemination to the public, and that the projections in the Radio Long Range Plan are based upon a variety of assumptions relating to Radio’s businesses that we believe Radio considered reasonable at the time. The Radio Long Range Plan does not reflect Radio’s actual performance since the Radio Long Range Plan was prepared, nor does it reflect changes in Radio’s business or changes in the economy in general resulting from events which have occurred since the Radio Long Range Plan was prepared in October 2008. In fact, we believe the substantial deterioration of actual results for January and February 2009 as compared to the budget make the October 2008 projections for 2010 through 2013 uncertain and that a revision of the projections downward may be reasonable. See “Special Factors — Background of this Offer.”

We believe the Radio Long Range Plan was not prepared with a view to complying with the published guidelines of the Commission regarding projections or with the American Institute of Certified Public Accountants Guide for Prospective Financial Statements. Information concerning Radio’s projections is included in this Amended and Restated Offer to Purchase because it was furnished to Enterprises and Media. To our knowledge, Radio’s independent accountants have neither audited nor compiled the Radio Long Range Plan nor have they expressed an opinion or any other form of assurance with respect thereto. The reports of such independent accountants on the financial statements of Radio incorporated herein by reference relate to the historical financial information of Radio and do not extend to the Radio Long Range Plan and should not be read to do so.

Radio has not made any representations to us as to the accuracy of projections in the Radio Long Range Plan and none of Enterprises, Media or any of their representatives or advisors assumes responsibility for the accuracy or validity of the projections in the Radio Long Range Plan. The Radio Long Range Plan is subject to significant uncertainties and contingencies, many of which are beyond Radio’s control. The information in the “Introduction” to this Amended and Restated Offer to Purchase regarding forward-looking statements is incorporated herein by reference.

	2009	2009	2010	2011	2012	2013
	Forecast†	Budget	Projected	Projected	Projected	Projected
	(In millions)

Balance sheet data (end of period):
Cash and cash equivalents	*	—	—	—	—	—
Intangible assets, net(1)	*	$1,740.5	$1,765.7	$1,765.6	$1,765.5	$1,765.4
Total assets(1)	*	1,929.1	1,959.5	1,969.4	1,976.9	1,983.6
Total debt (including amounts due to/from Enterprises)	$366.4	353.6	302.9	225.9	141.0	50.8
Shareholders’ equity(1)	*	1,066.1	1,118.7	1,175.2	1,236.2	1,301.9
Statements of income data:
Net revenues(2)	$341.5	$405.5	$415.4	$425.9	$437.9	$449.8
Cost of services (exclusive of depreciation and amortization shown below)(3)	93.7	96.5	98.9	101.2	103.9	106.4
Selling, general and administrative	163.2	175.1	180.5	186.0	191.9	197.4
Corporate general and administrative	15.6	19.3	19.9	20.4	21.0	21.6
Depreciation and amortization	10.6	10.6	10.8	11.3	11.5	11.8
Other(4)	0.1	—	—	—	—	—
Operating income	58.3	103.9	105.3	107.1	109.6	112.6
Interest expense	11.1	21.9	21.9	17.2	12.3	7.1
Net income	$28.5	$49.2	$49.6	$53.4	$57.8	$62.5
Other:
OCF	$73.6	$118.8	$122.7	$126.9	$131.7	$136.9
EBITDA	69.0	114.6	116.1	118.4	121.1	124.3
Net cash provided by operating activities	*	87.2	88.7	94.7	100.0	104.7
Net cash used in investing activities	*	(28.8)	(37.9)	(17.7)	(15.1)	(14.4)
Net cash used in financing activities	*	(58.4)	(50.8)	(77.0)	(84.9)	(90.2)

(1)	Includes FCC licenses, goodwill and other intangible assets. The Radio Long Range Plan was prepared prior to Radio recording aggregate pre-tax impairment charges as of December 31, 2008 with respect to its FCC licenses in various markets of $594.5 million and aggregate pre-tax impairment charges with respect to its goodwill in various markets of $7.1 million in connection with Radio’s annual impairment testing.

(2)	Total revenues less advertising agency commissions.

(3)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(4)	Comprised of losses on sales of assets.

†	Represents Radio management’s February Forecast, as described further below.

*	Information not available.

February Forecast

Enterprises and Media regularly receive a variety of unaudited nonpublic financial, operating and forward-looking information from Radio in the ordinary course of business, such as a regular monthly financial update by Radio’s management and the Radio Long Range Plan. We understand that, in preparing the Radio Long Range Plan in October 2008, Radio’s management incorporated their best forecast at the time of future market conditions. However, we also understand that the continued and accelerating deterioration of market conditions in late 2008 and early 2009 was not fully anticipated by Radio’s management and, therefore, was not reflected in the Radio Long Range Plan. As a result, in the ordinary course of preparing Radio’s monthly updates to the 2009 budget, Radio’s management considered actual 2009 financial information as such information became available and revised the 2009 forecast going forward based on worsening market conditions, including with respect to industry-wide and Radio-specific advertising revenues. These updated views were reflected in the regular monthly update of the 2009 forecast in February 2009 with respect to actual January 2009 financial results and then again in the February Forecast.

Most recently, Radio’s management provided us on March 6, 2009 with a financial update with respect to, and based on, actual February 2009 financial results, referred to herein as the February Forecast. The following table sets forth summary historical consolidated financial data for Radio for the two months ended February 28, 2009 and 2008 that Radio provided to us in the February Forecast in the ordinary course.

	February 28,	December 31,
	2009	2008
	(In millions)

Balance sheet data (end of period):
Cash and cash equivalents	$(2.5)	$0.6
Intangible assets, net(1)	1,118.9	1,119.0
Total assets	1,270.0	1,292.1
Total debt (including amounts due to/from Enterprises)	389.9	398.7
Shareholders’ equity	645.1	646.7

	Two Months Ended February 28,
	2009	2008
	(In millions)

Statements of income data:
Net revenues(2)	$47.2	$62.0
Cost of services (exclusive of depreciation and amortization shown below)(3)	15.6	15.2
Selling, general and administrative	24.9	26.8
Corporate general and administrative	2.5	3.2
Depreciation and amortization	1.7	1.8
Other(4)	0.1	—

Operating income	2.4	15.0
Interest expense	1.0	2.8
Net income	$1.7	$12.3
Other:
OCF	$4.8	$18.0
EBITDA	4.3	16.8
Net cash provided by operating activities	16.1	13.5
Net cash used in investing activities	(1.0)	(3.6)
Net cash used in financing activities	(12.6)	(12.4)

(1)	Includes FCC licenses, goodwill and other intangible assets.

(2)	Total revenues less advertising agency commissions.

(3)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(4)	Comprised of losses on sales of assets.

The following table sets forth 2009 forecasts with respect to Radio’s leverage ratio based on the February Forecast.

	2009 Forecast
	First		Second		Third		Fourth
	Quarter		Quarter		Quarter		Quarter		Year
	(In millions, except leverage ratio data)

Beginning debt	$398.7		$391.4		$385.8		$366.9		$398.7
Less free cash flow	7.3		5.6		18.9		0.5		32.3

Ending debt	$391.4		$385.8		$366.9		$366.4		$366.4

OCF	$10.5		$19.7		$24.0		$19.4		$73.6
Severance	0.6		0.2		—		—		0.8
Leverage ratio	3.6	x	4.2	x	4.6	x	4.9	x	4.9x

Radio also provided us in the ordinary course as part of the February Forecast Radio’s then current 2009 advertising sales pacings relative to last year. For the first quarter and second quarter of 2009, Radio’s advertising sales pacings were (25)% and (37)%, respectively.

Preliminary First Quarter Results

Enterprises and Media regularly receive a variety of unaudited, nonpublic financial, operating and forward-looking information from Radio in the ordinary course of business. On April 7, 2009, Enterprises and Media received unaudited preliminary financial results for the month and three months ended March 31, 2009. These preliminary results are subject to review by Radio management and by Radio’s independent registered public accounting firm. In addition, the preliminary results do not include reclassifications and other adjustments made in the ordinary course of preparing GAAP financial statements for filing as part of Radio’s quarterly report on Form 10-Q. Actual reported results will differ from these preliminary results, possibly materially, but these preliminary results represent the best information available to Enterprises and Media at this time. The following table sets forth preliminary summary consolidated financial data for Radio at and for the three months ended March 31, 2009, the Radio budget for the three months ended March 31, 2009, historical balance sheet data derived from the audited financial statements filed by Radio with its annual report on Form 10-K for the year ended December 31, 2008 and historical statement of income data derived from the unaudited financial statements filed by Radio with its quarterly report on Form 10-Q for the quarter ended March 31, 2008. For more information regarding the 2009 budget, see “— Summary of Radio’s Long Range Plan.”

	March 31,	December 31,
	2009	2008
	(In millions)

Balance sheet data (end of period):
Cash and cash equivalents	$(1.9)	$0.6
Intangible assets, net(1)	1,118.9	1,119.0
Total assets	1,270.9	1,292.1
Total debt (including amounts due to/from Enterprises)	384.4	398.7
Shareholders’ equity	649.2	646.7

	Three Months Ended March 31,
	Preliminary 2009	Budget 2009	Actual 2008
	(In millions)

Statements of income data:
Net revenues(2)	$75.5	$93.2	$97.8
Cost of services (exclusive of depreciation and amortization shown below)(3)	24.4	23.1	23.6
Selling, general and administrative	36.4	39.8	40.3
Corporate general and administrative	4.0	4.9	6.0
Depreciation and amortization	2.6	2.7	2.7
Other(4)	0.1	—	0.1

Operating income	8.0	22.7	25.1
Interest expense	(1.3)	(5.6)	(3.9)
Other:
OCF	$11.4	$26.0	$31.4
EBITDA	10.6	25.4	27.9

(1)	Includes FCC licenses, goodwill and other intangible assets.

(2)	Total revenues less advertising agency commissions.

(3)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(4)	Comprised of losses on sales of assets.

March Forecast

On April 10, 2009, Enterprises and Media received an updated forecast of statement of income and other data for fiscal year 2009 (the “March Forecast”) from the senior management of Radio. The March Forecast is based on the preliminary financial results for the month and three months ended March 31, 2009 provided to Enterprises and Media by Radio in the ordinary course (see “— Preliminary First Quarter Results” above). Accordingly, if the preliminary results change as Radio’s financial statements are prepared and finalized, then the March Forecast would change as well. The following table sets forth the March Forecast, the February Forecast and the 2009 budget developed as part of the Radio Long Range Plan in 2008.

	2009 March	2009 Feb	2009
	Forecast	Forecast†	Budget††
	(In millions)

Statements of income data:
Net revenues(1)	$341.7	$341.5	$405.5
Cost of services (exclusive of depreciation and amortization shown below)(2)	94.4	93.7	96.5
Selling, general and administrative	158.4	163.2	175.1
Corporate general and administrative	16.5	15.6	19.3
Depreciation and amortization	10.6	10.6	10.6
Other(3)	0.1	0.1	—
Operating income	61.6	58.3	103.9
Interest expense	10.5	11.1	21.9
Net income	$37.0	$28.5	$49.2
Other:
OCF	$76.0	$73.6	$118.8
EBITDA	72.3	69.0	114.6

(1)	Total revenues less advertising agency commissions.

(2)	Includes costs incurred by Radio’s technical, programming and news departments, which represent all costs of services (exclusive of depreciation and amortization).

(3)	Comprised of losses on sales of assets.

†	Represents Radio management’s February Forecast, as described under “The Tender Offer — Section 7 — Certain Information Concerning Radio — February Forecast.”

††	As previously disclosed, in preparing the Radio Long Range Plan in October 2008, Radio’s management incorporated their best forecast at the time of future market conditions. However, the continued and accelerating deterioration of market conditions in late 2008 and early 2009 was not fully anticipated by Radio’s management and, therefore, was not reflected in the Radio Long Range Plan.

The following table sets forth information regarding Radio’s 2009 advertising sales pacing as of April 10, 2009 relative to the same periods for 2008, as provided to Enterprises and Media by the senior management of Radio in the ordinary course.

2009 Pacings
Second Quarter	Third Quarter

(28)%	(35)%

Cost containment initiatives resulted in a slight improvement in operating cash flow and EBITDA, as compared to the February Forecast; however, the significant year-over-year declines in revenue and pacings reflected the continued weakness in radio advertising.

Available Information

The Shares are registered under the Exchange Act. Radio is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Radio’s filings are also available to the public on Radio’s Web site (www.coxradio.com) and the Commission’s Web site (www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Room of the Commission at 100 F Street, N.W., Washington, D.C. 20549, upon payment of the Commission’s customary fees. Certain reports and other information concerning Radio may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Section 8 — Certain Information Concerning Enterprises and Media

Enterprises, a privately-held corporation headquartered in Atlanta, Georgia, is one of the largest diversified media and wholesale automotive auction companies in the United States, with consolidated revenues for the year ended December 31, 2008 of $15.4 billion. Enterprises, which has a 110-year history in the media and communications industry, publishes 17 daily newspapers and owns or operates 15 television stations. Enterprises owns Cox Communications, Inc., a broadband communications company that offers an array of advanced digital video, high-speed Internet and telephony services over its own nationwide network to more than 6.2 million total residential and commercial customers. Enterprises also owns Manheim Auctions, Inc., the world’s leading provider of automotive services to commercial sellers and automobile dealers. Manheim operates 100 auctions in North America along with additional operations in Europe, Australia, New Zealand, Thailand and China. Additionally, Enterprises owns Cox Auto Trader, which includes AutoTrader.com, the world’s largest online automotive classifieds marketplace and consumer information website, and Auto Trader/Auto Mart Publishing, producer of classified automotive print and online advertising publications. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Enterprises and certain other information is set forth in Schedule A hereto.

We are a broadcasting, publishing and digital media company in which Enterprises has grouped and operates its media properties — newspapers and other publications, television stations and its interest in Radio. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of our directors and executive officers and certain other information is set forth in Schedule A hereto.

As of the date hereof, we own 3,591,954 Shares, or 17.3%, of Radio’s Class A common stock and all of the 58,733,016 shares of Radio’s Class B common stock, which together represent approximately 78.4% of the outstanding shares of Radio’s common stock and 97.2% of the voting power of the common stock.

Section 9 — Source and Amount of Funds

We will need approximately $86.4 million to purchase all Shares not owned by us pursuant to the Offer and to pay related fees and expenses. Enterprises intends to use its cash on hand and available borrowings under its revolving credit facility for all such funds necessary for the Offer. As of February 28, 2009, Enterprises had cash on hand of $286 million and remaining capacity available under its revolving credit facility of up to $1.7 billion. It is anticipated that any indebtedness incurred under Enterprises’ revolving credit facility will be repaid from funds generated internally by Enterprises and Radio.

In July 2006, Enterprises entered into a five-year, unsecured revolving credit facility, which is available through July 26, 2011. At December 31, 2008, Enterprises had $2.75 billion of credit commitments under this facility, of which Enterprises had outstanding revolver borrowings of approximately $1.2 billion.

Prior to January 2009, Enterprises’ revolving credit facility included a $95.0 million commitment from a subsidiary of Lehman Brothers Holdings, Inc. Effective in January 2009, Enterprises amended its revolving credit facility to effectively terminate the $95.0 million commitment from the Lehman subsidiary. Repayment to the Lehman subsidiary is on the same terms as repayment to the other lenders under the revolving credit facility, except that any repayment to Lehman does not result in any further commitment by the Lehman subsidiary to lend additional amounts under the facility. As a result, once the amount that has been funded by the Lehman subsidiary has been repaid, aggregate capacity under the revolving credit facility will be effectively reduced by $95.0 million. At February 28, 2009, the remaining funded portion of the prior commitment of the Lehman subsidiary was approximately $32.8 million.

Section 10 — Possible Effects of the Offer on the Market for the Shares

Effect on the Market for the Shares

The purchase of Shares by us pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

Stock Quotations

The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE.

According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if, among other things, (i) the number of total stockholders of Radio should fall below 400, (ii) the number of total stockholders should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months or (iii) the number of publicly-held Shares (exclusive of holdings of officers and directors of Radio and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. In the event the Shares were no longer listed on the NYSE, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Margin Securities

The Shares are currently “margin securities” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

Registration Under the Exchange Act

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Radio to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would reduce the information required to be furnished by Radio to holders of Shares and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement in connection with stockholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of Radio and persons holding “restricted securities” of Radio may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for NYSE reporting.

We may seek to cause Radio to terminate the registration of the Shares under the Exchange Act and to delist the Class A common stock from the NYSE after the purchase of Shares pursuant to the Offer if the requirements for termination of registration are met. If registration of the Shares under the Exchange Act is not terminated prior to any second-step merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NYSE would be terminated upon completion of a merger.

Section 11 — Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

Citi is acting as the Dealer Manager in connection with the Offer and has provided certain financial advisory services to Enterprises and Media in connection with the Offer. Enterprises has agreed to pay Citi for its financial advisory services a fee of up to $2.5 million, of which $750,000 is payable promptly following the public announcement of the Offer, $1.0 million is payable promptly upon consummation of the Offer and $750,000 is payable at the sole discretion of Enterprises. Enterprises also has agreed to reimburse Citi for all reasonable out-of-pocket expenses incurred by it, including the reasonable fees and expenses of legal counsel, and to indemnify Citi against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. See “Special Factors — Summary of Presentation by Citi to the Enterprises and Media Boards of Directors — Miscellaneous.”

Enterprises has retained D.F. King & Co., Inc., as the Information Agent, and American Stock Transfer & Trust Company, as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

As compensation for acting as Information Agent in connection with the Offer, D.F. King & Co., Inc. will receive reasonable and customary compensation for its services and will also be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Enterprises will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary handling and mailing expenses incurred by them in forwarding material to their customers.

The following is an estimate of fees and expenses to be incurred by us in connection with the Offer (in thousands):

Financial Advisor/Dealer Manager	$2,500
Advertising	100
Filing Fees	5
Depositary	100
Information Agent (including mailing)	400
Legal, Printing and Miscellaneous	895

Total:	$4,000

Section 12 — Conditions to the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our rights to extend and amend the Offer at any time in our sole discretion, we shall not be required to accept for payment, purchase or pay for, subject to any applicable rule and regulation of the Commission, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of, or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at any time on or after March 23, 2009 and prior to the Expiration Date for any such Shares, any of the following events shall occur:

(a) the majority of minority condition shall not have been met;

(b) the Shares validly tendered and not withdrawn in the Offer plus the Shares held by us, assuming the conversion of the shares of Radio’s Class B common stock held by us into Shares on a share-for-share basis, shall constitute less than 90% of the outstanding Shares;

(c) there shall be pending an order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Offer in connection with a suit, claim or action filed by a private (non-governmental) third-party;

(d) there shall (A) be pending any suit, claim, action, proceeding, hearing, notice of violation, demand letter or an investigation initiated, filed or conducted, or (B) have been a statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Offer initiated by any domestic, federal or state governmental, regulatory or administrative agency or authority or court or legislative body or commission which (i) prohibits or imposes any material limitations on Enterprises’ or our ownership, control or operation of all or a material portion of the businesses or assets of Radio or its subsidiaries, (ii) prohibits or makes illegal the acceptance for payment, payment for or the purchase of Shares or the consummation of the Offer, (iii) results in a material delay in or restricts our ability, or renders us unable, to accept for payment, pay for or purchase some or all of the Shares, (iv) imposes material limitations on our or Enterprises’ ability effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Radio’s stockholders, (v) requires material divestiture by Enterprises or its affiliates of Shares, (vi) seeks to compel Enterprises, its affiliates, or Radio or its subsidiaries to dispose of material portions of the business, assets or properties of Radio or its subsidiaries, Enterprises or its affiliates or (vii) challenges or seeks to enjoin or prohibit (or seeks damages for) the acquisition by us or Enterprises of the Shares; provided that Enterprises shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted;

(e) there occurs (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange, including the NYSE, (ii) any decline in any of the Dow Jones Industrial Average, the S&P 500 Index or the NASDAQ-100 Index by an amount in excess of 15%, measured from March 20, 2009, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, might have a material adverse effect on the business, financial condition, assets, liabilities, operations, results of operations or prospects of Radio or any of its subsidiaries, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any extraordinary limitation by any governmental authority that affects the extension of credit in the United States, (vi) the commencement or escalation of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (vii) a change in general financial bank or capital market conditions which materially and adversely affects the ability of U.S. financial institutions to extend credit or closes the capital markets, as a practical matter, to Enterprises or (viii) in the case of any of the foregoing existing on March 20, 2009, a material acceleration or worsening thereof; or

(f) Radio (as directed by a special committee, if any, comprised of independent directors), Enterprises and Media shall have agreed that Media shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

Except for the majority of the minority condition, the foregoing conditions are for our and our affiliates’ sole benefit (other than Radio and its subsidiaries) and may be asserted by us, in whole or in part, at any time and from time to time in our sole discretion. The failure by us at any time to exercise our rights under such conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

Should the Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

Section 13 — Certain Legal Matters

Requirements for a Merger

If following the consummation of the Offer we own at least 90% of the outstanding Shares, we will cause Radio to consummate, as soon as reasonably practicable, a merger in which all outstanding Shares not owned by us will be converted into the right to receive cash in an amount equal to the price per Share paid in the Offer, without interest. Under Delaware law, if we own at least 90% of the outstanding Shares, we would be able to effect a second-step merger under the short-form merger provisions of Delaware law without a vote of, or prior notice to, Radio’s board of directors or stockholders.

Regulatory Approval

Except as described in this section, based on a review of publicly available filings by Radio with the Commission and a review of certain information furnished by Radio to Enterprises and Media in the normal course of their business dealings, we are not aware of any license, franchise or regulatory permit that is material to the business of Radio and that would be materially adversely affected by our acquisition of Shares pursuant to the Offer, or of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the purchase of Shares pursuant to the Offer or of our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “— State Takeover Laws.” While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to Radio’s business or that certain parts of Radio’s business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we may decline to accept for payment or pay for any Shares tendered.

State Takeover Laws

Radio and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. In Edgar v. Mite Corp., the Supreme Court held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit.

Radio is incorporated under the laws of the State of Delaware. Generally, Section 203 of the Delaware General Corporation Law (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless the board of directors of the target approves the business combination prior to the date the person becomes an interested stockholder. Section 203 does not apply to a Delaware corporation that opts out of its application in its certificate of incorporation or to any stockholder which became an interested stockholder at a time when the corporation was not publicly held. Because Radio has opted out of Section 203 in its certificate of incorporation, we do not believe that Section 203 would apply to the Offer or any short-form merger.

Radio conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We have not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer, and, except as set forth above, we have not presently sought to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer, and neither anything in this Amended and Restated Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, we might be required to file certain information with, or to receive approval from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In addition, if enjoined, we might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating. In such case, we may not be obligated to accept for payment any Shares tendered. See “— Section 12 — Conditions to the Offer.”

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because Enterprises currently beneficially owns in excess of 50% of Radio’s outstanding voting securities. Although this transaction is not subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by us pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Enterprises or Radio. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares pursuant to the Offer will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Section 14 — Miscellaneous

The Offer is being made to all holders of Shares other than Media. We are not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, we will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Enterprises or Media not contained in this Amended and Restated Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the Commission a tender offer statement on Schedule TO, as amended and supplemented, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer, including the information required by Schedule 13E-3. Such Schedules and amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner set forth in “— Section 7 — Certain Information Concerning Radio.”

Cox Enterprises, Inc.
Cox Media Group, Inc.

April 29, 2009

SCHEDULE A

1.  Directors and Executive Officers of Enterprises.

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Enterprises. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each executive officer of Enterprises has been employed in such position or in other executive or management positions with Enterprises for at least five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Enterprises. Unless otherwise noted, each person identified below is a U.S. citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Enterprises is c/o Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone: (678) 645-0000.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

James C. Kennedy*	Mr. Kennedy is Chairman of the Board of Enterprises, where he has served since 1988. Mr. Kennedy also served as chief executive officer of Enterprises from January 1988 to December 2008. Prior to that time, Mr. Kennedy was Enterprises’ president and chief operating officer. Mr. Kennedy joined Enterprises in 1972, and initially worked with Enterprises’ Atlanta Newspapers. Mr. Kennedy also has served as Chairman of Radio since January 2002 and as a director since 1996.
Jimmy W. Hayes*	Mr. Hayes has served as chief executive officer since January 2009, as president since December 2005 and as director since April 2006. From December 2005 to December 2008, Mr. Hayes served as chief operating officer. Prior to that, Mr. Hayes held the office of executive vice president of finance and chief financial officer for Cox Communications, Inc., a wholly-owned subsidiary of Enterprises, since 1999. Mr. Hayes joined Cox Communications in 1980.
John M. Dyer	Mr. Dyer has served as executive vice president and chief financial officer of Enterprises since July 2008. From January 2008 to June 2008, Mr. Dyer served as executive vice president, finance with Enterprises. Prior to that, Mr. Dyer held positions with Cox Communications, including senior vice president and chief financial officer, senior vice president, mergers and acquisitions and senior vice president of operations of Cox Communications’ Western division. Mr. Dyer joined Cox Communications in 1977.
G. Dennis Berry*	Mr. Berry has been a director of Enterprises since December 2005, and he served as Vice Chairman from December 2005 to April 2009. From October 2000 to December 2005, Mr. Berry served as president and chief operating officer. Previously, he served as president and chief executive officer of Manheim Auctions, Inc., a wholly-owned subsidiary of Enterprises, from 1995 through October 2000. Prior to that, Mr. Berry was publisher of the Atlanta Journal-Constitution, where he held several positions spanning more than 20 years, including president, vice president, general manager and advertising director. Mr. Berry also serves as a director of Radio.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Robert C. O’Leary*	Mr. O’Leary has been director of Enterprises since April 22, 1997. Prior to retiring in June 2008, he served as executive vice president and chief financial officer of Enterprises since December 1999. He joined Enterprises in 1982 as vice president of finance and later that year was promoted to senior vice president of finance. He was promoted to senior vice president of finance and administration of Enterprises in 1986, and to senior vice president of operations, Western group, in 1989. In August 1996, he transferred to Enterprises, becoming its senior vice president and chief financial officer. Mr. O’Leary serves as a director of Enterprises.
Anne Cox Chambers*	Mrs. Chambers is the daughter of Governor James M. Cox, the founder of Enterprises. Mrs. Chambers also serves as the Chairwoman of Atlanta Newspapers.
Arthur M. Blank*	Mr. Blank is the co-founder of Home Depot, Inc. where he served as Chairman of the Board until January 1, 2002. Mr. Blank is the owner and chief executive officer of the Atlanta Falcons and Georgia Force football teams.
Thomas O. Cordy*	Mr. Cordy is president and chief executive officer of Global Nutritionals, Inc. and the retired president and chief executive officer of The Maxxis Group, Inc.
David E. Easterly*	Mr. Easterly has been a director of Enterprises since April 28, 1995. Prior to that he served as Vice Chairman of Enterprises from January 1, 2001 to December 31, 2005 after retiring from the company as president and chief operating officer in 2001.
Janet M. Clarke*	Ms. Clarke is president of Clarke Littlefield, LLC and has served as director of Enterprises since January 1, 2007. She served as director of Cox Communications from 1995 to 2005.
Taylor S. Glover*	Mr. Glover is president and chief executive officer of Turner Enterprises, Inc. and has served as a director of Enterprises since January 1, 2007.
Marybeth N. Leamer	Ms. Leamer is senior vice president, human resources and administration of Enterprises. Previously, Ms. Leamer served as senior vice president of human resources and prior to that, as vice president of human resources at Enterprises.
Richard J. Jacobson	Mr. Jacobson is the senior vice president of finance of Enterprises. Prior to that, he served as vice president and treasurer of Enterprises. Mr. Jacobson has also served as treasurer of Radio since 1996. He joined Enterprises in 1982.
R. Dale Hughes	Mr. Hughes has been senior vice president, legal affairs and strategic investments since January 1, 2009. When he joined Enterprises on April 21, 2008 he served as senior vice president of strategic investments and Real Estate.
Robert R. Brand	Mr. Brand has been vice president of corporate security of Enterprises since January 1, 2007. Prior to that, he was director of corporate security since joining the company in 1998.
Susan W. Coker	Ms. Coker has been vice president and treasurer of Enterprises since October 21, 2005. Prior to that she served as vice president and treasurer of Cox Communications.
Maria L. Friedman	Ms. Friedman has been vice president, tax of Enterprises since January 1, 2007. Prior to that she served as assistant vice president, tax of Enterprises.
David J. Head	Mr. Head has been vice president and controller of Enterprises since January 1, 2007. Prior to that, he served as controller of Enterprises since 2000. From 1996 to 2000, he served as director of investment planning at Cox Communications.
Roberto I. Jimenez	Mr. Jimenez has been vice president, communications and public affairs of Enterprises since July 1, 2005. Prior to that he served as director of corporate communications since he joined Enterprises in 2003.
Joab M. Lesesne, III	Mr. Lesesne is vice president, government affairs and has held that position since joining Enterprises in 2007.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

J. Lacey Lewis	Ms. Lewis is vice president, business development of Enterprises where she has served since 2006. Prior to that, she served as vice president of investor relations at Cox Communications.
Michael J. Mannheimer	Mr. Mannheimer is vice president, supply chain services and chief procurement officer of Enterprises. Prior to that, he served as vice president of materials management of Enterprises. He joined Cox Communications in 1980.
J.P. Matzigkeit	Mr. Matzigkeit has been vice president, compensation, benefits and HRIS of Enterprises since January 1, 2009. Prior to that he served as assistant vice president of compensation. Mr. Matzigkeit joined Enterprises as director of compensation in 1999.
Andrew A. Merdek	Mr. Merdek has been vice president, legal affairs, general counsel and corporate secretary of Enterprises since 1992. He also serves as secretary of Media and Radio. Mr. Merdek joined Enterprises in 1987.
Gregory B. Morrison	Mr. Morrison has been vice president and chief information officer of Enterprises since 2002.
Robert N. Redella	Mr. Redella has served as vice president, development of Enterprises since 2006. Prior to that, Mr. Redella served as vice president of mergers and acquisitions of Cox Communications.
Alex R. Stickney, Jr.	Mr. Stickney has been vice president, audit services of Enterprises since 2007. Previously he served as director of audit services of Enterprises.
Alexandra M. Wilson	Ms. Wilson is vice president of public policy and regulatory affairs of Enterprises. Prior to that, she served as vice president of public policy of Enterprises.

*	Director of Enterprises.

2.	Directors And Executive Officers of Media.

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Media. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Media. Each person identified below is a U.S. citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Media is c/o Cox Media Group, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone: (678) 645-0000.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Sanford H. Schwartz*	Mr. Schwartz is president of Media. Additionally, Mr. Schwartz is president of Cox Auto Trader. Prior to that, Mr. Schwartz was vice president of business development of Enterprises and previously, executive vice president of Cox Newspapers, Inc.
Neil O. Johnston*	Mr. Johnston is vice president and chief financial officer of Media. Prior to that, Mr. Johnston served as vice president and chief financial officer of Cox Radio, Inc.
Andrew A. Merdek*	Mr. Merdek is secretary of Media. Refer to Section 1 of this Schedule A for more information regarding Mr. Merdek’s employment history.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Bruce R. Baker	Mr. Baker is executive vice president, Cox Television of Media. Previously, he served as vice president and general manager of WSOC-TV and WAXN-TV in Charlotte, North Carolina. He joined Cox Television in 1981.
Douglas E. Franklin	Mr. Franklin is executive vice president, Cox Newspapers of Media. Prior to his current role, Mr. Franklin served as publisher of The Palm Beach Post and as president and chief executive officer of Cox Ohio Publishing.
Deborah A. Thomas	Ms. Thomas is vice president of human resources of Media. Prior to that she served as vice president, human resources of Cox Auto Trader and vice president of human resources of Media.
Richard J. Jacobson	Mr. Jacobson is vice president and treasurer of Media. Refer to Section 1 of this Schedule A for more information regarding Mr. Jacobson’s employment history.
Maria L. Friedman	Ms. Friedman is vice president of Media. Refer to Section 1 of this Schedule A for more information regarding Ms. Friedman’s employment history.
Sterling E. Davis	Mr. Davis is vice president, engineering of Media.

*	Director of Media.

3.	Directors and Executive Officers of Radio.

Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Radio. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise stated, each executive officer of Radio has been employed in such position or in other executive or management positions with Radio for at least five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Radio. Each person identified below is a U.S. citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Radio is c/o Cox Radio, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328, telephone: (678) 645-0000.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

James C. Kennedy*	Mr. Kennedy has served as a director of Radio since July 1996, and became Chairman of the board of directors in January 2002. He has been Chairman of the board of directors of Enterprises since January 1998 and from January 1988 through December 2008 he also served as chief executive officer of Enterprises. Mr. Kennedy joined Enterprises in 1972, and initially worked with Enterprises’ Atlanta Newspapers. Mr. Kennedy has served as Chairman of Enterprises’ board of directors since 1988.
G. Dennis Berry*	Mr. Berry has served as a director of Radio since January 2002. Mr. Berry has served as a director of Enterprises since December 2005, and he served as Vice Chairman of the board of directors of Enterprises from December 2005 to April 2009. Previously, he served as president and chief operating officer of Enterprises beginning October 2000, and was president and chief executive officer of Manheim Auctions, Inc., a subsidiary of Enterprises, from 1995 through October 2000. Prior to that, Mr. Berry was publisher of the Atlanta Journal-Constitution, where he held several positions spanning more than 20 years, including president, vice president and general manager, and advertising director.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Juanita P. Baranco*	Ms. Baranco has served as a director of Radio since December 2003. She is executive vice president and chief operating officer of The Baranco Automotive Group, where she has been a principal for more than 20 years. She also serves as a member of the board of directors of The Southern Company and the board of trustees of Clark Atlanta University. She previously has served on the boards of directors of the Federal Reserve Bank of Atlanta and the John H. Harland Company, and as a member of the Board of Regents of the University System of Georgia.
Nick W. Evans, Jr.*	Mr. Evans has served as a director of Radio since May 2007. He has been Chairman of ECP Benefits, LLC since January 2003, and a principal with Associated Media Partners since January 2001. Prior to that, he served as president and chief executive officer of Spartan Communications, Inc. from January 1990 through December 2000. He also serves as a member of the board of directors of Bumper2Bumper Media, and the board of trustees of Augusta State University. Mr. Evans is a past chairman of the Television Operators Caucus and a past member of the board of directors of the National Association of Broadcasters.
Jimmy W. Hayes*	Mr. Hayes has served as a director of Radio since December 2005. Mr. Hayes has served as President and Chief Executive Officer of Enterprises since January 2009. He previously served as President and Chief Operating Officer of Enterprises from January 2006 through December 2008, as Executive Vice President of Enterprises from July 2005 through December 2005, and as executive vice president, finance and chief financial officer of Cox Communications, Inc. from July 1999 through July 2005. Prior to that, he served in several executive and financial management positions with Enterprises and Cox Communications beginning in 1980. Mr. Hayes also serves as a director of Enterprises.
Marc W. Morgan*	Mr. Morgan has served as a director of Radio since August 1999 and as executive vice president and chief operating officer since February 2003. Prior to that, he served as vice president and co-chief operating officer since July 1999, and as senior group vice president of Radio from May 1997 to June 1999. Previously, Mr. Morgan was senior vice president of Radio from July 1996 to May 1997. He also served as vice president and general manager of WSB-AM/FM (Atlanta, Georgia) from July 1992 to November 1998, and vice president and general manager of WCKG-FM (Chicago, Illinois) from January 1984 to July 1992.
Robert F. Neil*	Mr. Neil has served as a director and as president and chief executive officer of Radio since July 1996, and was executive vice president — radio of Cox Media Group from June 1992 to 1996. Previously, he was vice president and general manager of WSB-AM/FM (Atlanta, Georgia). Mr. Neil joined Media in November 1986. Previously, Mr. Neil was operations manager from December 1984 to November 1986 at WYAY-FM in Gainesville, Georgia. He served at WYYY-FM and WSYR-AM both in Syracuse, New York as operations manager from October 1983 to December 1984 and as program director from March 1983 to October 1983.

Present Principal Occupation or Employment and Material Positions
Name	Held During the Last Five Years

Nicholas D. Trigony*	Mr. Trigony has served as a director of Radio since July 1996, and was Chairman of the board of directors from December 1996 through December 2000. Mr. Trigony served as president of the predecessor of Media from March 1990 until his retirement in December 2000. Mr. Trigony joined Media in September 1986 as executive vice president — radio and was executive vice president — broadcast from April 1989 to March 1990. He is also past Chairman of the National Association of Television Program Executives and served on its executive committee. Mr. Trigony is a past chairman of the Television Operators Caucus and past Chairman of the National Association of Broadcasters’ Media Convergence Task Force.
Charles L. Odom	Mr. Odom has served as Radio’s chief financial officer since January 2009. Prior to that, Mr. Odom served as Radio’s director of financial reporting and analysis from 2001 through 2008, and as assistant controller of Radio from 2000 to 2001. Mr. Odom joined Radio in 1996 as manager of financial reporting, having previously worked as a certified public accountant with Deloitte & Touche LLP.
Richard A. Reis	Mr. Reis has served as group vice president of Radio since April 1997. Previously, he was a director and group vice president of NewCity Communications, Inc. since its organization in 1986. From 1983 to 1984, he served as vice president of the Media Group Company, then a subsidiary of Katz Media Group Company, Inc., becoming group vice president in 1984. He was general manager of WFTQ-AM and WAAF-FM both in Worcester, Massachusetts from 1981 and 1983, respectively, to 1989. Since 1989, he has served as general manager of WDBO-AM and WWKA-FM both in Orlando, Florida, and of WCFB-FM in Orlando, Florida since 1992. Since July 1996, Mr. Reis has served as group vice president of Radio’s Orlando, Florida radio stations — WDBO-AM, WWKA-FM, WCFB-FM, WHTQ-FM, WMMO-FM and WPYO-FM.

*	Director of Radio.

SCHEDULE B

The following table sets forth information concerning transactions in Shares during the past 60 days by (i) Enterprises, its subsidiaries, and their respective directors and executive officers, (ii) Media, its subsidiaries, and their respective directors and executive officers, and (iii) to the knowledge of Enterprises and Media, Radio, its subsidiaries, their respective directors and executive officers and any Radio pension, profit-sharing or similar plan. Unless otherwise noted, all transactions listed below involved open-market sales of Shares.

	Transaction	Number of	Price per
Name of Party	Date	Shares	Share

Richard Reis*	February 2, 2009	8,866	$5.14
Neil O. Johnston	March 6, 2009	17,656	3.99
Robert F. Neil*	March 17, 2009	4,615	3.36
Gregory B. Morrison	March 23, 2009	900	4.08

*	Shares withheld under Radio’s long-term incentive plan to satisfy withholding tax liability incident to the vesting of awards originally issued under such plan.

The following table sets forth information with respect to purchases of Shares by Enterprises, Media or, to the knowledge of Enterprises and Media, Radio during the past two years. The purchases of Shares by Radio shown in the table were pursuant to Radio’s previously-disclosed stock repurchase programs.

		Number of Shares	Lowest Price	Highest Price
		Purchased During	Paid for	Paid for
Period	Purchaser	the Period	Repurchases	Repurchases

June 1, 2007 to June 30, 2007	Radio	161,122	$13.79	$14.19
July 1, 2007 to July 31, 2007	Radio	397,063	12.99	14.19
August 1, 2007 to August 31, 2007	Radio	1,324,485	12.29	13.70
September 1, 2007 to September 30, 2007	Radio	254,200	12.87	13.82
October 1, 2007 to October 31, 2007	Radio	717,500	12.04	13.78
November 1, 2007 to November 30, 2007	Radio	1,130,300	11.50	13.09
December 1, 2007 to December 31, 2007	Radio	1,372,077	11.16	12.49
January 1, 2008 to January 31, 2008	Radio	1,621,000	10.49	12.20
February 1, 2008 to February 29, 2008	Radio	1,480,700	11.10	12.44
March 1, 2008 to March 31, 2008	Radio	248,000	11.04	12.52
April 1, 2008 to April 30, 2008	Radio	840,900	11.15	12.44
May 1, 2008 to May 31, 2008	Radio	317,600	11.27	12.58
June 1, 2008 to June 30, 2008	Radio	410,151	11.79	12.49
July 1, 2008 to July 31, 2008	Radio	1,984,167	9.40	11.74
August 1, 2008 to August 31, 2008	Radio	972,100	9.75	11.66
September 1, 2008 to September 30, 2008	Radio	1,422,847	9.94	11.80
October 1, 2008 to October 31, 2008	Radio	156,417	10.46	10.91
November 1, 2008 to November 30, 2008	Radio	306,100	4.06	5.96
December 1, 2008 to December 31, 2008	Radio	313,640	5.04	5.99
January 1, 2009 to January 31, 2009	Radio	302,553	4.94	5.99
February 1, 2009 to February 28, 2009	Radio	497,811	4.99	5.53
March 1, 2009 to March 31, 2009	Radio	184,031	3.56	5.50

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SCHEDULE C

Excerpts from the Delaware General Corporation Law Relating to the Rights of Dissenting Stockholders

Section 262
Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §§ 251 (other than a merger effected pursuant to § 251(g) of this title), 252, 254, 257, 258, 263 or 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

SCHEDULE D

Summary of Litigation Regarding the Offer

In re Cox Radio, Inc. Shareholders Litigation, Consol. C.A. No. 4461-VCP. On March 27, 2009, a purported stockholder of Radio commenced a putative class action in the Court of Chancery of the State of Delaware against Radio, Radio’s directors, Media and Enterprises, styled George Leon v. Cox Radio, Inc., et al., C.A. No. 4461. On March 30, 2009, a second purported stockholder of Radio commenced a putative class action in the Court of Chancery of the State of Delaware against Radio, Radio’s directors and Enterprises, styled Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., C.A. No. 4463. These two putative class actions were consolidated into the above-referenced action on April 3, 2009 (the “Delaware Action”). The consolidated amended complaint in the Delaware Action, filed on April 7, 2009, alleges that the defendants in the Delaware Action breached their fair price, fair process, disclosure and other fiduciary duties to Radio’s stockholders in connection with the transactions contemplated by the Offer. The Delaware Action seeks, among other things, an injunction enjoining the transactions contemplated in the offer and to rescind any transactions contemplated by the Offer that may be consummated. On April 6, 2009, discovery commenced in the Delaware Action. On April 7, 2009, the Delaware Court entered scheduling and confidentiality orders. On April 9, 2009, the Delaware Court entered a scheduling order providing for a hearing on plaintiffs’ motion to enjoin consummation of the Offer on April 29, 2009. Enterprises and Media believe the claims asserted in the Delaware Action are without merit and intend to defend against them vigorously.

Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9. On March 30, 2009, a purported stockholder of Radio commenced a putative class action and derivative action in the Superior Court of Gwinnett County in Georgia (the “Georgia Action”) against Radio, Radio’s directors, Media and Enterprises. The initial complaint in the Georgia Action alleges that defendants breached their fair price, fair process, disclosure and other fiduciary duties in connection with the transactions contemplated by the Offer, aiding and abetting claims against Media and Enterprises related to the purported breaches of fiduciary duty by the Radio directors, and derivative claims for corporate waste, abuse of control, breach of the duty of care and unjust enrichment. On April 8, 2009, plaintiff in the Georgia Action filed an amended complaint that repeated all claims advanced in the initial complaint. The amended complaint in the Georgia Action seeks, among other things, to enjoin the transactions contemplated by the Offer. On March 31, 2009, plaintiff in the Georgia Action filed a motion to expedite proceedings. On April 7, 2009, defendants in the Georgia Action filed a motion to dismiss on the basis of forum non conveniens or, in the alternative, to stay the Georgia Action, and in opposition to the motion to expedite. On April 13, 2009, plaintiff filed a motion for temporary restraining order. By open court ruling on April 14, 2009 and Order dated April 20, 2009, the Georgia Court stayed the Georgia Action, including all pending motions, until April 30, 2009, and ordered the defendants to submit a notice to the Georgia Court by the close of business on April 30, 2009 summarizing any rulings made at the April 29, 2009 hearing in the Delaware Action. Enterprises and Media believe the claims asserted in the Georgia Action are without merit and intend to defend against them vigorously.

Dixon v. James C. Kennedy, et al., Civil Action No. 1-09-CV-0938. On April 8, 2009, a purported stockholder of Radio commenced a putative class action in the United States District Court for the Northern District of Georgia (the “Federal Action”) against Radio, Radio’s directors, Media and Enterprises. The initial complaint in the Federal Action alleges that defendants breached their fair price, fair process, disclosure and other fiduciary duties in connection with the transactions contemplated by the Offer, aiding and abetting claims against Media and Enterprises related to the purported breaches of fiduciary duty by the Radio directors, and claims under section 14(e) of the Exchange Act against the Radio directors in connection with their approval and filing of Radio’s schedule 14D-9. On April 15, 2009, plaintiff in the Federal Action filed an amended complaint that repeated all claims advanced in the initial complaint and added claims regarding breach of sections 13(e) and 14(d) of the Exchange Act. On April 28, 2009, all parties to the Federal Action entered into a stipulation extending the time for all defendants to answer, move or otherwise respond to the amended complaint through and including June 19, 2009. The amended complaint in the Federal Action seeks, among other things, an injunction enjoining the transaction contemplated by the Offer and to rescind any

D-1

transactions contemplated by the Offer that may be consummated. Enterprises and Media believe that the claims asserted in the Federal Action are without merit and intend to defend against them vigorously.

On April 27, 2009, representatives of Citi and attorneys for Enterprises and Media discussed with attorneys for plaintiffs in the Delaware Action and representatives of Value Incorporated, the financial advisor to plaintiffs in the Delaware Action, valuation and disclosure issues relating to the potential settlement of the Delaware Action. The financial advisors addressed their respective views regarding their financial analyses of Radio. Counsel for Enterprises and Media and counsel for plaintiffs discussed certain supplemental disclosures that could be made in connection with the Offer and by the Radio special committee. Further negotiations took place between counsel for Enterprises and Media and counsel for plaintiffs on April 27 and throughout April 28, 2009.

On April 29, 2009, the parties to the Delaware Action executed a memorandum of understanding (“MOU”) containing the terms for the parties’ agreement in principle to resolve the Delaware Action. The MOU provides that, in consideration for the settlement of the Delaware Action, (i) the tender offer price will be increased from $3.80 per Share to $4.80 per Share, and (ii) Enterprises, Media and Radio will make supplemental disclosures in appropriate filings with the SEC and disseminate them to holders of record of Radio stock no later than ten (10) days prior to the expiration of the Offer. In the MOU, the defendants in the Delaware Action acknowledge that they considered the unfair price, disclosure and other claims raised by plaintiffs in the Delaware Action in connection with the increase of the Offer price to $4.80 per Share and in determining to make the supplemental disclosures contemplated by the MOU. In exchange, the parties to the Delaware Action will use their best efforts to draft and execute a definitive stipulation of settlement that includes a plaintiff class consisting of all record and beneficial holders of Radio stock, other than Enterprises, Media, Radio and the current Radio directors, during the period beginning on and including February 10, 2009, through and including the date of the consummation of the merger. If approved by the parties to the Delaware Action and the Court of Chancery of the State of Delaware, the settlement will result in the dismissal with prejudice of the Delaware Action and release by the plaintiff class of all claims under federal and state law that were or could have been asserted in the Delaware Action or which arise out of or relate to the transactions contemplated by the Offer. The MOU further provides that, in the event the Delaware Action is dismissed in accordance with the settlement stipulation, the parties in the Delaware Action will use their best efforts to obtain the dismissal with prejudice of the Georgia Action and the Federal Action. The settlement of the Delaware Action is subject to numerous conditions set forth in the MOU and to be contained in any stipulation of settlement, including the completion of the merger.

D-2

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each Radio stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

By Mail or Overnight Courier: Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	By Hand: Attn: Reorganization Department 59 Maiden Lane New York, New York 10038

Telephone: (877) 248-6417 or (718) 921-8317
Facsimile: (718) 234-5001

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Amended and Restated Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

48 Wall Street
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 578-5378

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.
Special Equity Transactions Group
390 Greenwich Street
New York, New York 10013
Contact: (877) 531-8365